U.S. SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
AND UNDERTAKING

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering	☐
Securities Act Rule 802 (Exchange Offer)	☒
Securities Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

     Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

HAWKER RESOURCES INC.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Hawker Resources Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title and Class of Subject Securities)

420126

(CUSIP Number of Class of Securities (if applicable))

700 Scotia Centre, 700-2nd Street S.W., Calgary, Alberta, T2P 2W1, (403) 261-6883

(Name, address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 10, 2004

(Date Tender Offer/Rights Offering Commenced)

TABLE OF CONTENTS

PART I - INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Information Legends
PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III - CONSENT TO SERVICE OF PROCESS
SIGNATURES
INDEX TO EXHIBITS
Annual Information Form dated May 20, 2003
Comparative Financial Statements
Management's Discussion and Analysis 12/31/2002
Unaudited Interim Consolidated Financial Statement
Management's Discussion and Analysis 9/30/2003
Management Proxy Circular dated 3/7/2003
Material Change Report dated 3/17/2003
Material Change Report dated 4/14/2003
Material Change Report dated 5/23/2003
Material Change Report dated 6/20/2003
Material Change Report dated 12/5/2003
Material Change Report dated 12/10/2003
Portions of the Final Short Form Prospectus
Material Change Report dated 1/18/2004
Unaudited Interim Consolidated Financial Statement
Consolidated Financial Statements for Zorin Exp.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Document 1:	Offer to Purchase dated February 10, 2004

Document 2:	Letter of Transmittal and Election Form

Document 3:	Notice of Guaranteed Delivery

Item 2. Information Legends

See the cover page in the Offer to Purchase

2

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Description
Exhibit 1*:	Pre-Acquisition Agreement between the Registrant and Zorin Exploration Ltd. dated January 18, 2004.

Exhibit 2*:	Form of Pre-Tender Agreement between the Registrant and certain selling shareholders.

Exhibit 3:	The annual information form for the Registrant dated May 20, 2003 (the “AIF”).

Exhibit 4:	The comparative financial statements, together with the accompanying report of the auditors, for the Registrant, for the fiscal year ended December 31, 2002, addressed to the shareholders of SYNSORB Biotech, Inc. (now Hawker Resources, Inc.).

Exhibit 5:	Management’s discussion and analysis of financial condition and results of operations for the Registrant for the fiscal year ended December 31, 2002.

Exhibit 6:	The comparative unaudited interim consolidated financial statements for the Registrant for the three and nine month periods ended September 30, 2003.

Exhibit 7:	Management’s discussion and analysis of financial condition and results of operations for the Registrant for the three and nine month periods ended September 30, 2003.

Exhibit 8:	The management proxy circular dated March 7, 2003 for the Registrant, except the sections entitled “Composition of Compensation Committee”, “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance Practices”.

Exhibit 9:	The material change report dated March 17, 2003 for the Registrant relating to the proposed conversion of the Registrant from a pharmaceutical research company into an oil and natural gas enterprise.

Exhibit 10:	The material change report dated April 14, 2003 for the Registrant relating to: the approval by the shareholders of the Registrant of the conversion of the Registrant from a pharmaceutical research company into an oil and natural gas enterprise, a financing in connection with such conversion, the change of the name of the Registrant to Hawker Resources, Inc. and a new board of directors; the acquisition by the Registrant of 1022971 Alberta Ltd. (“1022971”) and an option to acquire certain assets of Southward Energy Ltd. (“Southward”) and the completion of a $3.6 million equity financing.

Exhibit 11:	The material change report dated May 23, 2003 for the Registrant relating to the completion of an arrangement involving 1022971 and Southward.

Exhibit 12:	The material change report dated June 20, 2003 for the Registrant relating to the completion of a $15,225,000 equity financing.

Exhibit 13:	The material change report dated December 5, 2003 for the Registrant relating to the completion of a $45 million equity financing.

Exhibit 14:	The material change report dated December 10, 2003 for the Registrant relating to the definitive Agreement to acquire all of the shares of Pointwest and the Prospectus Offering.

Exhibit 15:	Those portions of the final short form prospectus (the “Prospectus”) for the Registrant dated December 19, 2003 relating to the offering of $45,360,000 of Hawker Shares (the “Prospectus Offering”) contained under the headings “Recent Developments – Proposed Acquisition of Pointwest Energy Inc.” and “Information Concerning the Pointwest Properties” as well as the consolidated financial statements of Pointwest Energy Inc. and the auditor’s report relating thereto, at page F-12 to F-22 inclusive, of the Prospectus and the statements of revenues and operating expenses relating to the Southward Properties and the auditors’ report relating thereto, at pages F-23 to F-25, inclusive, of the Prospectus.

Exhibit 16:	The material change report dated effective January 18, 2004 for the Registrant relating to the Offer.

Exhibit 17:	The comparative unaudited interim consolidated financial statements for Zorin Exploration Ltd. as at and for the three and nine month periods ended September 30, 2003.

Exhibit 18:	The comparative consolidated financial statements for Zorin Exploration Ltd. together with the accompanying report of the auditors, as at and for the fiscal year ended December 31, 2002.

*	Incorporated by reference as filed with the Securities and Exchange Commission on January 30, 2004

PART III - CONSENT TO SERVICE OF PROCESS

3

The persons furnishing this Form CB are also filing an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on the date hereof.

4

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAWKER RESOURCES, INC.

By:	/s/ Barry R. Herring

Name:	Barry R. Herring
Title:	Vice-President, Finance and
Chief Financial Officer

Date: February 10, 2004

5

INDEX TO EXHIBITS

Description
Exhibit 1*:	Pre-Acquisition Agreement between the Registrant and Zorin Exploration Ltd. dated January 18, 2004.

Exhibit 2*:	Form of Pre-Tender Agreement between the Registrant and certain selling shareholders.

Exhibit 3:	The annual information form for the Registrant dated May 20, 2003 (the “AIF”).

Exhibit 4:	The comparative financial statements, together with the accompanying report of the auditors, for the Registrant, for the fiscal year ended December 31, 2002, addressed to the shareholders of SYNSORB Biotech, Inc. (now Hawker Resources, Inc.).

Exhibit 5:	Management’s discussion and analysis of financial condition and results of operations for the Registrant for the fiscal year ended December 31, 2002.

Exhibit 6:	The comparative unaudited interim consolidated financial statements for the Registrant for the three and nine month periods ended September 30, 2003.

Exhibit 7:	Management’s discussion and analysis of financial condition and results of operations for the Registrant for the three and nine month periods ended September 30, 2003.

Exhibit 8:	The management proxy circular dated March 7, 2003 for the Registrant, except the sections entitled “Composition of Compensation Committee”, “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance Practices”.

Exhibit 9:	The material change report dated March 17, 2003 for the Registrant relating to the proposed conversion of the Registrant from a pharmaceutical research company into an oil and natural gas enterprise.

Exhibit 10:	The material change report dated April 14, 2003 for the Registrant relating to: the approval by the shareholders of the Registrant of the conversion of the Registrant from a pharmaceutical research company into an oil and natural gas enterprise, a financing in connection with such conversion, the change of the name of the Registrant to Hawker Resources, Inc. and a new board of directors; the acquisition by the Registrant of 1022971 Alberta Ltd. (“1022971”) and an option to acquire certain assets of Southward Energy Ltd. (“Southward”) and the completion of a $3.6 million equity financing.

Exhibit 11:	The material change report dated May 23, 2003 for the Registrant relating to the completion of an arrangement involving 1022971 and Southward.

Exhibit 12:	The material change report dated June 20, 2003 for the Registrant relating to the completion of a $15,225,000 equity financing.

Exhibit 13:	The material change report dated December 5, 2003 for the Registrant relating to the completion of a $45 million equity financing.

Exhibit 14:	The material change report dated December 10, 2003 for the Registrant relating to the definitive Agreement to acquire all of the shares of Pointwest and the Prospectus Offering.

Exhibit 15:	Those portions of the final short form prospectus (the “Prospectus”) for the Registrant dated December 19, 2003 relating to the offering of $45,360,000 of Hawker Shares (the “Prospectus Offering”) contained under the headings “Recent Developments – Proposed Acquisition of Pointwest Energy Inc.” and “Information Concerning the Pointwest Properties” as well as the consolidated financial statements of Pointwest Energy Inc. and the auditor’s report relating thereto, at page F-12 to F-22 inclusive, of the Prospectus and the statements of revenues and operating expenses relating to the Southward Properties and the auditors’ report relating thereto, at pages F-23 to F-25, inclusive, of the Prospectus.

Exhibit 16:	The material change report dated effective January 18, 2004 for the Registrant relating to the Offer.

Exhibit 17:	The comparative unaudited interim consolidated financial statements for Zorin Exploration Ltd. as at and for the three and nine month periods ended September 30, 2003.

Exhibit 18:	The comparative consolidated financial statements for Zorin Exploration Ltd. together with the accompanying report of the auditors, as at and for the fiscal year ended December 31, 2002.

*	Incorporated by reference as filed with the Securities and Exchange Commission on January 30, 2004

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your financial, legal or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about the securities offered hereunder and it is an offence to claim otherwise.

February 10, 2004

RESOURCES INC.

OFFER TO PURCHASE
all of the outstanding common shares of

EXPLORATION LTD.

     in exchange for, at the election of each Shareholder tendering to the Offer:

(i)	Cdn. $0.40 in cash for each ZORIN Share (the “Cash Alternative”); or

(ii)	that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio (as defined herein) (the “Share Alternative”),

in each case subject to the limits on the Cash Alternative and the Share Alternative and proration as described herein

     This offer (the “Offer”) by Hawker Resources Inc. (“Hawker” or the “Offeror”) to purchase all of the issued and outstanding common shares (the “ZORIN Shares”) of ZORIN Exploration Ltd. (“ZORIN”), including any ZORIN Shares which may become outstanding pursuant to the exercise of ZORIN Options or ZORIN Warrants, will be open for acceptance until 4:00 p.m. (Calgary time) on March 17, 2004, unless withdrawn or extended (the “Expiry Time”). The Offer is conditional upon, among other things, at least 66 2/3% of the outstanding ZORIN Shares (calculated on a “diluted basis”, as defined herein), excluding ZORIN Shares owned at the date of the Offer by the Offeror or its associates or affiliates, being validly deposited under the Offer and not withdrawn prior to the Expiry Time and the time the Offeror first takes up and pays for ZORIN Shares under the Offer. All conditions of the Offer are described under Section 4 of the Offer, “Conditions of the Offer”.

     THE ZORIN BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE ZORIN SHAREHOLDERS, IS IN THE BEST INTERESTS OF ZORIN AND THE ZORIN SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT ZORIN SHAREHOLDERS ACCEPT THE OFFER.

     Subject to proration as provided herein, each holder of ZORIN Shares (a “Shareholder” or “ZORIN Shareholder”) may elect to receive either the Cash Alternative or the Share Alternative for all of the Shareholder’s ZORIN Shares deposited under the Offer. Cash or common shares of Hawker (the “Hawker Shares”) to be paid or issued to a Shareholder may be pro-rated in accordance with the terms of the Offer if the consideration elected by all Shareholders pursuant to the Cash Alternative exceeds $1,484,640 or if the consideration elected by all Shareholders pursuant to the Share Alternative exceeds 80% of the total consideration to be paid pursuant to the Offer. Each Shareholder who otherwise validly accepts the Offer but fails in the Letter of Acceptance and Transmittal (the “Letter of Acceptance”) to make such election, or to properly make such election, in respect of his ZORIN Shares, shall be deemed to have elected the Share Alternative in respect of 80% of the ZORIN Shares deposited under the Offer by such Shareholder and the Cash Alternative in respect of the remaining 20% of the ZORIN Shares deposited under the Offer by such Shareholder, subject to proration in accordance with the Offer. See Section 1 of the Offer, “The Offer”. The aggregate consideration required to purchase all of the ZORIN Shares pursuant to the Offer will be comprised as to 20% in cash and as to 80% through the issuance of Hawker Shares.

     Shareholders who wish to accept the Offer must deposit their ZORIN Share certificates, together with the enclosed Letter of Acceptance, properly completed and executed in accordance with the instructions in the Letter of Acceptance, at any of the offices of Computershare Trust Company of Canada (the “Depositary”) listed in the Letter of Acceptance. Alternatively, Shareholders may follow the procedure for guaranteed delivery set forth under Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”. Persons whose ZORIN Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their ZORIN Shares.

(This cover page continued on the next page)

     The ZORIN Shares are listed and posted for trading on the TSX Venture Exchange (the “TSXV”). On January 16, 2004, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the ZORIN Shares on the TSXV was $0.30. On February 9, 2004, the closing trading price of the ZORIN Shares on the TSXV was $0.385. The Hawker Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”). On January 16, 2004, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the Hawker Shares on the TSX was $5.62. On February 9, 2004, the closing trading price of the Hawker Shares on the TSX was $5.15. The TSX has conditionally approved the listing of the Hawker Shares to be issued pursuant to the Offer. Listing is subject to Hawker fulfilling all of the requirements of the TSX on or before the second business day following the Take-Up Date.

     Hawker has entered into agreements (the “Pre-Tender Agreements”) with each of the directors and officers of ZORIN (the “ZORIN Tendering Shareholders”) pursuant to which the ZORIN Tendering Shareholders have agreed to deposit an aggregate of 11,393,500 ZORIN Shares, representing approximately 61.4% of the current issued and outstanding ZORIN Shares (calculated on a non-diluted basis), to the Offer and not to withdraw such ZORIN Shares except in certain limited circumstances. In addition, such ZORIN Tendering Shareholders have also agreed that they will not exercise any ZORIN Options held by them (being 950,000 ZORIN Options in aggregate and representing approximately 67.8% of the current issued and outstanding ZORIN Options) or any ZORIN Warrants held by them (being 498,000 ZORIN Warrants in aggregate and representing approximately 54.3% of the current issued and outstanding ZORIN Warrants) and that they agree to elect, in lieu of exercising their ZORIN Options, to receive the positive difference, if any, that results from subtracting from the ascribed purchase price for the ZORIN Shares under the Offer the exercise price of their ZORIN Options, immediately after the Take-Up Date in exchange for the termination of their ZORIN Options and ZORIN Warrants immediately prior to the Take-Up Date. See “Pre-Acquisition Agreement – Pre-Tender Agreements” in the Circular.

     Questions and requests for assistance may be directed to Peters & Co. Limited (the “Soliciting Dealer”) or to the Depositary, and additional copies of this Offer and Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery are available from the Soliciting Dealer or the Depositary at any of their respective offices set forth on the last page of this Offer and Circular and in the Letter of Acceptance.

     Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of ZORIN Shares during the Offer Period, as permitted by applicable securities laws or regulations of Canada or its provinces and territories.

     This transaction has not been approved or disapproved by any securities regulatory authority in Canada or the United States nor has any securities regulatory authority in Canada or the United States passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE REGULATOR. NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

     This Offer is being made by a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included or incorporated by reference in the Offer and Circular, if any, have been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to the financial statements of U.S. companies.

     It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. securities laws, since the Offeror is located in a foreign country, and some or all of its officers and directors, and some of the experts named in this Offer and Circular, may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors or experts in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

     You should be aware that the Offeror may purchase securities otherwise than under this Offer, such as in open market or privately negotiated purchases, as permitted by applicable Canadian laws or provincial laws or regulations.

     Shareholders should be aware that the tender of the securities described herein may have tax consequences both in the United States and in Canada. See “Certain Canadian Federal Income Tax Considerations” in the Circular.

     This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of ZORIN Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction; however, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to ZORIN Shareholders in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Offer and Circular, and in certain documents incorporated by reference into this Offer and Circular, constitute forward-looking statements. These statements relate to future events or the Offeror’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Offeror believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Offer and Circular should not be unduly relied upon. These statements speak only as of the date of this Offer and Circular or as of the date specified in the documents incorporated by reference into this Offer and Circular, as the case may be. The Offeror does not intend, and does not assume any obligation, to update these forward-looking statements. See “Forward-Looking Statements” in the Circular.

THE SOLICITING DEALER FOR THE OFFER IS:

- i -

DEFINITIONS

     In the Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, the capitalized terms set forth below have the following meanings:

“ABCA” means the Business Corporations Act (Alberta) and the regulations thereto, as the same has been and may be amended from time to time.

“affiliate” has the meaning ascribed thereto in the ABCA, except as otherwise provided herein.

“AIF” means the annual information form of the Offeror dated May 20, 2003.

“AMF” means the Autorité des marchés financiers.

“associate” has the meaning ascribed thereto in the ABCA, except as otherwise provided herein.

“Business Day” means any day excepting a Saturday, Sunday or statutory holiday in Calgary, Alberta.

“Cash Alternative” means, for each ZORIN Share, $0.40 cash, subject to the Maximum Cash Consideration and to proration.

“Circular” means the take-over bid circular that accompanies and forms part of the Offer and which is attached hereto.

“Compensation Fee” has the meaning ascribed thereto under “Pre-Acquisition Agreement – Compensation Fee” in the Circular.

“Compulsory Acquisition” has the meaning ascribed to that term in the Circular under the heading “Acquisition of Securities Not Deposited – Compulsory Acquisition”.

“Confidentiality Agreement” has the meaning ascribed thereto under “Pre-Acquisition Agreement – The Offer” in the Circular.

“CRA” means the Canada Revenue Agency.

“Depositary” means Computershare Trust Company of Canada at the offices specified in the Letter of Acceptance.

“diluted basis” means, with respect to the number of outstanding ZORIN Shares at any time, such number of outstanding ZORIN Shares calculated assuming that all outstanding ZORIN Options, ZORIN Warrants and other rights to acquire ZORIN Shares are exercised.

“Dissenting Offeree” has the meaning ascribed thereto under “Acquisition of Securities not Deposited – Compulsory Acquisition” in the Circular.

“Effective Date” has the meaning ascribed thereto under “Manner of Acceptance – General” in the Offer.

“Effective Time” means the time that Hawker shall have acquired ownership of and paid for at least the Minimum Required Shares pursuant to the terms of the Offer.

“Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

“Exchange Ratio” means, subject to adjustment in certain circumstances as described in Section 1 of the Offer, “The Offer”, the number, calculated to four decimal places, equal to the ascribed Offer price of $0.40 per ZORIN Share divided by the Hawker Average Price.

“Expiry Date” means the date on which the Expiry Time occurs.

“Expiry Time” means the Initial Expiry Time unless the Offer has been or is required to be extended, in which case it means the expiry time of the Offer as extended, or required to be extended, from time to time.

“GLJ” means Gilbert Laustsen Jung Associates Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

“GLJ Report” means the engineering report prepared by GLJ evaluating the oil, natural gas and NGLs reserves of the Pointwest Properties, effective September 30, 2003.

“Hawker Average Price” means the weighted average trading price of the Hawker Shares (calculated to four decimal places) on the TSX for the ten Trading Days prior to (and excluding) the date of the Initial Expiry Time.

“Hawker Board” means the Board of Directors of Hawker as constituted from time to time.

“Hawker Shareholder” means a holder of Hawker Shares.

“Hawker Shares” means the common shares in the capital of the Offeror as constituted on the date hereof.

“Initial Expiry Time” means 4:00 p.m. (Calgary time) on March 17, 2004.

“Letter of Acceptance” means the letter of acceptance and transmittal for use in connection with the Offer in the form enclosed herewith which accompanies the Offer.

“material” means, where used in relation to ZORIN and its subsidiaries, a fact, asset, liability, transaction or circumstance concerning the business, assets, rights, liabilities, capitalization, operations, prospects or financial condition of ZORIN and its subsidiaries, taken as a whole, that: (i) would be reasonably likely to have a significant effect on the market price or value of the ZORIN Shares; or (ii) that would prevent or materially delay completion of the Offer in accordance with the Pre-Acquisition Agreement, or any Compulsory Acquisition or Subsequent Acquisition Transaction.

“Material Adverse Change” means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, leases, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of Hawker or ZORIN or any of its subsidiaries which is, or could reasonably be expected to be, materially adverse to the business of such party and its subsidiaries considered as a whole or the value of the Hawker Shares or ZORIN Shares, as applicable, other than a change: (i) which has, in the case of ZORIN, prior to January 18, 2004 been disclosed to Hawker in the data room or pursuant to presentations to Hawker personnel or which has, in the case of Hawker, been disclosed to ZORIN; (ii) resulting from conditions affecting the oil and gas industry as a whole; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) resulting from changes in the market price of crude oil or natural gas; or (v) resulting from any drilling, completion or testing after January 18, 2004 of any wells establishing that any such well or prospect is not commercially viable or is less successful than anticipated by ZORIN or Hawker.

“Maximum Cash Consideration” means $1,484,640.

“Maximum Share Consideration” means the maximum number of Hawker Shares issuable pursuant to the Offer, based on the Exchange Ratio and assuming that the Maximum Cash Consideration is payable pursuant to the Offer, subject to an aggregate maximum of 80% of the total consideration to be paid pursuant to the Offer in the form of Hawker Shares.

“Maximum Take-Up Date Cash Consideration” means, for any date on which Hawker takes up any ZORIN Shares, the cash amount that is equal to the Maximum Cash Consideration multiplied by the aggregate number of ZORIN Shares being taken up by Hawker on such date, divided by 18,558,000.

“Maximum Take-Up Date Share Consideration” means, for any date on which Hawker takes up any ZORIN Shares, the number of Hawker Shares that is equal to $5,938,560 divided by the Hawker Average Price with such result first multiplied by the aggregate number of ZORIN Shares being taken up by Hawker on such date and then divided by 18,558,000.

“McDaniel” means McDaniel and Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

“McDaniel Report” means the engineering report prepared by McDaniel evaluating the crude oil, natural gas liquids and natural gas reserves attributable to a 50% undivided interest in Hawker’s properties other than the Pointwest Properties effective as of May 1, 2003 based upon detailed engineering evaluations made by McDaniel effective as of January 1, 2003, adjusted to take into account actual and estimated production from January 1, 2003 to May 1, 2003 and based on an engineering evaluation of wells drilled from January 1, 2003 to May 1, 2003, and which was prepared on the basis of both constant and escalating price and cost assumptions as detailed in the notes to the McDaniel Report as contained in the AIF.

“Minimum Condition” has the meaning ascribed thereto in Subsection (a) of Section 4 of the Offer, “Conditions of the Offer”.

“Minimum Required Shares” means at least that number of the outstanding ZORIN Shares required pursuant to the Minimum Condition, unless Hawker shall have waived the Minimum Condition in which case “Minimum Required Shares” means that number of the outstanding ZORIN Shares which Hawker takes up on the Take-Up Date, provided that such number of ZORIN Shares shall not be less than 50% of the issued and outstanding ZORIN Shares on a diluted basis.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery for use in connection with the Offer in the form enclosed herewith which accompanies the Offer.

“OBCA” means the Business Corporations Act (Ontario).

“Offer” means the offer to purchase the ZORIN Shares made hereby to the ZORIN Shareholders.

“Offer Period” means the period commencing on February 10, 2004 and ending at the Expiry Time.

“Offeror” or “Hawker” means Hawker Resources Inc., a corporation incorporated under the ABCA.

“Offeror’s Notice” has the meaning ascribed thereto under “Acquisition of Securities not Deposited – Compulsory Acquisition” in the Circular.

“OSC” means the Ontario Securities Commission.

“Other Securities” has the meaning ascribed thereto under “Manner of Acceptance – General” in the Offer.

“Pointwest” means Pointwest Energy Inc., a corporation formed under the ABCA.

“Pointwest Acquisition” means the acquisition of Pointwest by Hawker as described under “Information Concerning Hawker Resources Inc. – Recent Developments – Acquisition of Pointwest Energy Inc.”

“Pointwest Properties” means the properties of Pointwest acquired by Hawker pursuant to the Pointwest Acquisition.

“Policy Q-27” means Policy Q-27 of the AMF.

“Pre-Acquisition Agreement” means the agreement between the Offeror and ZORIN dated as of January 18, 2004, as the same may be amended from time to time.

“Pre-Tender Agreements” means agreements dated as of January 18, 2004 between the Offeror and each of the ZORIN Tendering Shareholders as described in the Circular under the heading “Pre-Acquisition Agreement – Pre-Tender Agreements”.

“Prospectus” has the meaning ascribed thereto under “Documents Incorporated by Reference” in the Circular.

“Purchased Securities” has the meaning ascribed thereto under “Manner of Acceptance – General” in the Offer.

“Regulations” has the meaning ascribed thereto under “Acquisition of Securities Not Deposited – Subsequent Acquisition Transactions” in the Circular.

“Representatives” means the officers, directors, employees, financial advisors, representatives and agents of ZORIN and its subsidiaries.

“Rule 61-501” means OSC Rule 61-501.

“SEC” means the United States Securities and Exchange Commission.

“Share Alternative” means, for each ZORIN Share, that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio, subject to the Maximum Share Consideration and to proration.

“Soliciting Dealer” means Peters & Co. Limited.

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in the Circular under “Acquisition of Securities Not Deposited – Subsequent Acquisition Transactions”.

“subsidiary” has the meaning set forth in the Securities Act (Alberta) and, in respect of ZORIN, includes Mar Oil Company.

“Superior Proposal” means a bona fide written Take-over Proposal that is financially superior to the Offer (as determined in good faith in each case by the ZORIN Board after receiving the advice of its financial advisors).

“Take-over Proposal” means a proposal or offer (other than by Hawker or one of its subsidiaries), whether or not subject to a due diligence condition, whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of ZORIN or any subsidiary of ZORIN or to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over more than 20% of the outstanding ZORIN Shares or to effect any merger, amalgamation, arrangement or similar transaction, directly or indirectly, with respect to ZORIN whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction involving ZORIN or any subsidiary of ZORIN including, without limitation, any single or multi-step transaction or series of related transactions which is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of ZORIN or any subsidiary of ZORIN or to acquire in any manner, directly or indirectly, more than 20% of the outstanding ZORIN Shares or to merge or amalgamate or effect an arrangement with respect to ZORIN (other than the transactions contemplated by the Pre-Acquisition Agreement).

“Take-Up Date” means the date that the Offeror first takes up ZORIN Shares pursuant to the Offer.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Tax Proposals” means all specific proposals to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof.

“Tax Regulations” means the regulations under the Tax Act.

“Trading Day” means a day on which at least one board lot of Hawker Shares is traded on the TSX.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“United States” or “U.S.” mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Person ” has the meaning ascribed to that term in Regulation S to the U.S. Securities Act.

“U.S. Securities Act ” means the United States Securities Act of 1933, as amended.

“W4M Properties” has the same meaning as “Optioned Properties” as such latter term is defined and used in the AIF.

“ZORIN” means ZORIN Exploration Ltd., a corporation incorporated under the ABCA.

“ZORIN Board” means the Board of Directors of ZORIN, as constituted from time to time.

“ZORIN Options” means the issued and outstanding options of ZORIN, each of which entitles the holder thereof to acquire one ZORIN Share.

“ZORIN Shareholder” or “Shareholder” means a holder of ZORIN Shares.

“ZORIN Shares” means the common shares of ZORIN as constituted on the date hereof.

“ZORIN Tendering Shareholders” means those ZORIN Shareholders who executed and delivered Pre-Tender Agreements.

“ZORIN Warrants” means the issued and outstanding warrants of ZORIN, each of which entitles the holder thereof to acquire one ZORIN Share.

ABBREVIATIONS

Crude Oil and Natural Gas Liquids		Natural Gas

bbls	barrels	mcf	thousand cubic feet
bbls/d	barrels per day	mmcf	million cubic feet
mbbls	thousand barrels	bcf	billion cubic feet
boe	barrels of oil equivalent of natural gas	mcf/d	thousand cubic feet per day
	and crude oil on the basis of 1 bbl of	mmcf/d	million cubic feet per day
	crude oil for 6 mcf of natural gas	GJ	gigajoules
boe/d	barrels of oil equivalent per day	GJ/d	gigajoules per day
mboe	thousand boe
NGLs	natural gas liquids
mmbtu	million British thermal units
stb	standard stock tank barrel

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By

mcf	Thousand cubic metres (“10[3]m3”)	0.0282
Thousand cubic metres	mcf	35.494
bbls	Cubic metres (“m3”)	0.159
Cubic metres	bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

In this Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, references to “dollars” and “$” are to the currency of Canada and words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa.

SUMMARY

     The following is intended as a summary only and reference is made to the more detailed disclosure contained in the attached Offer and Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery, and is qualified in its entirety by the more detailed disclosure contained in those documents. Shareholders are urged to read the Offer and Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery in their entirety.

The Offer

     Hawker Resources Inc. is offering to purchase, on and subject to the terms and conditions set forth in the Offer, all of the issued and outstanding ZORIN Shares, including any ZORIN Shares which may become outstanding pursuant to the exercise of ZORIN Options or ZORIN Warrants. See Section 1 of the Offer, “The Offer”.

     The Offer is made only for the ZORIN Shares and is not made for any ZORIN Options, ZORIN Warrants or other rights to acquire ZORIN Shares.

     The obligation of the Offeror to take up and pay for ZORIN Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

     THE ZORIN BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE ZORIN SHAREHOLDERS, IS IN THE BEST INTERESTS OF ZORIN AND THE ZORIN SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT ZORIN SHAREHOLDERS ACCEPT THE OFFER.

Basis of the Offer

     The basis of the Offer is an ascribed price of $0.40 per ZORIN Share to be comprised of, at the election of each Shareholder tendering to the Offer:

(i)	Cdn. $0.40 in cash for each ZORIN Share (the “Cash Alternative”); or

(ii)	that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio (the “Share Alternative”),

provided that cash or Hawker Shares to be paid or issued to Shareholders may be pro-rated in accordance with the terms of the Offer if the consideration elected by Shareholders in aggregate exceeds either the Maximum Cash Consideration or the Maximum Share Consideration. The aggregate consideration required to purchase all of the outstanding ZORIN Shares pursuant to the Offer will be comprised as to 20% in cash and as to 80% through the issuance of Hawker Shares. The ascribed purchase price of $0.40 per ZORIN Share pursuant to the Offer is based on there being a total of 18,558,000 ZORIN Shares outstanding at the Expiry Time and, to the extent the actual number of ZORIN Shares outstanding at such time exceeds 18,558,000, the ascribed Offer price of $0.40 per ZORIN Share shall be reduced proportionately.

     Where, under the terms of the Offer, the consideration payable to any particular Shareholder in exchange for ZORIN Shares is a combination of cash and Hawker Shares, the Offer is made on the basis that a fraction of each ZORIN Share held by that Shareholder will be exchanged exclusively for cash and the remainder of each such ZORIN Share will be exchanged exclusively for a fraction of a Hawker Share. In that circumstance, the fraction of each ZORIN Share disposed of exclusively for a fraction of a Hawker Share will be equal to the fraction obtained by dividing the total fair market value of all of the Hawker Shares received by the Shareholder by the sum of the total fair market value of such Hawker Shares and the total amount of cash received by the Shareholder. The balance of each such ZORIN Share will be disposed of for cash.

     Shareholders wishing to accept the Offer may elect the Cash Alternative or the Share Alternative. The actual consideration to be received by a Shareholder for ZORIN Shares deposited under the Offer will be determined in accordance with the following:

(a)	the aggregate amount of cash that Hawker will be required to pay for ZORIN Shares acquired pursuant to the Offer on any date when Hawker takes up ZORIN Shares shall not exceed the Maximum Take-Up Date Cash Consideration for such date;

(b)	the aggregate number of Hawker Shares that Hawker will be required to issue for ZORIN Shares acquired pursuant to the Offer on any date when Hawker takes up ZORIN Shares shall not exceed the Maximum Take-Up Date Share Consideration for such date;

(c)	if at any date on which Hawker takes up ZORIN Shares, the aggregate amount of cash that would otherwise be payable, on the basis of $0.40 for each ZORIN Share, to Shareholders who elected the Cash Alternative in respect of their ZORIN Shares to be taken up on such date:

(i)	exceeds the Maximum Take-Up Date Cash Consideration for such date, then the amount of the purchase consideration that will be paid in cash to each such Shareholder who has elected the Cash Alternative shall be pro-rated according to the proportion of ZORIN Shares that have been deposited by such Shareholder relative to the total number of ZORIN Shares that have been tendered to the Cash Alternative and are being taken up on such date so that, in the aggregate, the purchase consideration that will be paid in cash to all such Shareholders who elected the Cash Alternative shall be equal to such Maximum Take-Up Date Cash Consideration, and each such Shareholder who elected the Cash Alternative shall be deemed, for all purposes, to have elected to receive the balance of any purchase consideration payable to such Shareholder (being, per ZORIN Share, $0.40 less the pro-rata amount of cash per ZORIN Share paid to such Shareholder) pursuant to the Offer in Hawker Shares on the basis of that fraction of one Hawker Share for each ZORIN Share calculated as $0.40 less the pro-rata amount of cash per ZORIN Share paid to such Shareholder with such result first divided by $0.40 then multiplied by the Exchange Ratio; or

(ii)	is less than or equal to the Maximum Take-Up Date Cash Consideration for such date, then the entire amount of the purchase consideration that will be paid to each such Shareholder who has elected the Cash Alternative will be paid in cash on the basis of $0.40 for each ZORIN Share; and

(d)	if at any date on which Hawker takes up ZORIN Shares, the aggregate number of Hawker Shares that would otherwise be issuable, on the basis of that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio, to Shareholders who elected the Share Alternative in respect of their ZORIN Shares to be taken up on such date:

(i)	exceeds the Maximum Take-Up Date Share Consideration for such date, then the amount of the purchase consideration that will be paid in Hawker Shares to each such Shareholder who has elected the Share Alternative shall be pro-rated according to the proportion of ZORIN Shares that have been deposited by such Shareholder relative to the total number of ZORIN Shares that have been tendered to the Share Alternative and are being taken up on such date so that, in the aggregate, the purchase consideration that will be paid in Hawker Shares to all such Shareholders who elected the Share Alternative shall be equal to such Maximum Take-Up Date Share Consideration, and each such Shareholder who elected the Share Alternative shall be deemed, for all purposes, to have elected to receive the balance of any purchase consideration payable to such Shareholder pursuant to the Offer (being, per ZORIN Share, $0.40 less the product obtained by multiplying the pro-rated fraction of one Hawker Share per ZORIN Share by the Hawker Average Price) in cash on the basis of $0.40 for each ZORIN Share less the product obtained by multiplying the pro-rated fraction of one Hawker Share per ZORIN Share paid to such Shareholder by the Hawker Average Price; or

(ii)	is less than or equal to the Maximum Take-Up Date Share Consideration for such date, then the entire amount of the purchase consideration that will be paid to each such Shareholder who has elected the Share Alternative will be paid by the issuance of Hawker Shares on the basis of that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio.

     See Section 1 of the Offer, “The Offer”.

Hawker Resources Inc.

     The Offeror is a corporation organized under the ABCA. Hawker is a publicly-traded oil and natural gas company based in Calgary, Alberta which is engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties.

     The head office of the Offeror is located at 700, 700 — 2nd Street S.W., Calgary, Alberta, T2P 2W1, and the registered office is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7. The Hawker Shares are listed and posted for trading on the TSX under the trading symbol “HKR”. See “Information Concerning Hawker Resources Inc. – General” in the Circular.

ZORIN Exploration Ltd.

     ZORIN Exploration Ltd. is a corporation organized under the ABCA. ZORIN is a publicly-traded oil and natural gas exploration company based in Calgary, Alberta. ZORIN is active in Alberta, Saskatchewan, Ontario and Ohio. ZORIN’s principal and registered office is located at 2350, 801 – 6th Avenue S.W., Calgary, Alberta T2P 3W2. The ZORIN Shares are listed and posted for trading on the TSXV under the trading symbol “ZEL”. See “Information Concerning ZORIN Exploration Ltd. – General” in the Circular.

Purpose of the Offer

     The purpose of the Offer is to enable the Offeror to acquire all of the ZORIN Shares, including any ZORIN Shares which may become outstanding pursuant to the exercise of ZORIN Options or ZORIN Warrants. See “Purpose of the Offer and the Offeror’s Plans for ZORIN” in the Circular.

Benefits of the Offer

     The Offeror believes that the benefits to ZORIN Shareholders resulting from the combination of the respective businesses of the Offeror and ZORIN include:

(a)	a stronger combined entity with a drill-ready inventory of prospects which represent significant upside potential;

(b)	a stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and natural gas industry in western Canada; and

(c)	enhanced exploitation opportunities through further development of ZORIN’s undeveloped land base in the core areas where the Offeror has experienced success.

     See “Background to and Benefits of the Offer” in the Circular.

Time for Acceptance

     The Offer is open for acceptance until 4:00 p.m. (Calgary time) on March 17, 2004, unless extended or withdrawn by the Offeror. See Section 2 of the Offer, “Time for Acceptance”.

Manner of Acceptance

     Shareholders wishing to accept the Offer must properly complete and duly execute the Letter of Acceptance or a manually signed facsimile thereof and deposit it (together with certificates representing their ZORIN Shares and all other documents required by the Letter of Acceptance) prior to the Expiry Time, at any of the offices of the Depositary specified in the Letter of Acceptance. Shareholders whose ZORIN Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their ZORIN Shares. See Section 3 of the Offer, “Manner of Acceptance – Letter of Acceptance” and the Letter of Acceptance.

Procedure for Guaranteed Delivery

     If a Shareholder wishes to deposit ZORIN Shares pursuant to the Offer and the certificates representing such ZORIN Shares are not immediately available or such Shareholder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such ZORIN Shares may nevertheless be deposited pursuant to the Offer in compliance with procedures for guaranteed delivery. See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery” and the Notice of Guaranteed Delivery.

Conditions of the Offer

     The Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the Expiry Time and postpone taking up and paying for, any ZORIN Shares tendered to the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror prior to the Expiry Time. Such conditions include, among other things, at least 66 2/3% of the outstanding ZORIN Shares (calculated on a diluted basis), excluding ZORIN Shares owned at the date of the Offer by the Offeror or its associates or affiliates, being validly deposited under the Offer and not withdrawn prior to the Expiry Time and the time the Offeror first takes up and pays for ZORIN Shares under the Offer.

     In addition, the Offeror has the right to withdraw or terminate the Offer and not take up and pay for any ZORIN Shares tendered to the Offer in the event the Hawker Average Price is less than $4.7500. If the Offeror exercises this right it has agreed to pay ZORIN a fee of $375,000.

     For a complete description of the conditions of the Offer, see Section 4 of the Offer, “Conditions of the Offer”.

Pre-Acquisition Agreement

     The Offeror and ZORIN entered into a pre-acquisition agreement dated as of January 18, 2004 (the “Pre-Acquisition Agreement”) pursuant to which the Offeror agreed to make the Offer. Under the Pre-Acquisition Agreement, ZORIN has represented that the ZORIN Board has unanimously approved the Offer and the entering into of the Pre-Acquisition Agreement, has determined that the Offer is fair, from a financial point of view, to the ZORIN Shareholders and has unanimously resolved to recommend acceptance of the Offer by the ZORIN Shareholders.

     The Offeror and ZORIN have agreed that, among other things, neither ZORIN, nor its subsidiaries, nor any of their Representatives shall, directly or indirectly: (a) release any third party from any confidentiality or standstill agreement to which ZORIN and such third party is a party; or (b) solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal. The foregoing are subject to certain limited exceptions if certain conditions are met including the receipt by ZORIN of a Superior Proposal. ZORIN has agreed to not enter into any agreement regarding a Superior Proposal in the event Hawker proposes to amend the Pre-Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within 48 hours of ZORIN notifying Hawker of any decision of the ZORIN Board to accept, recommend, approve or implement a Superior Proposal.

     The Offeror is permitted, under the Pre-Acquisition Agreement, in its sole discretion to: (i) waive, in whole or part, any term or condition of the Offer for its benefit at any time and from time to time provided that if Hawker takes up and pays for any ZORIN Shares it shall acquire not less than the Minimum Required Shares; and (ii) amend any term or condition of the Offer, provided that Hawker shall not decrease the aggregate value of the consideration to be paid for each ZORIN Share, subject to certain exceptions, or modify or impose additional conditions to the Offer in a manner that is materially adverse to the holders of ZORIN Shares provided that, after Hawker reduces the Minimum Condition, Hawker extends the Offer by a 10 day period.

     In certain circumstances, ZORIN and Hawker have agreed to pay each other a fee of $375,000.

     See “Pre-Acquisition Agreement” in the Circular.

Pre-Tender Agreements

     Hawker has entered into agreements (the “Pre-Tender Agreements”) with each of the directors and officers of ZORIN (the “ZORIN Tendering Shareholders”) pursuant to which the ZORIN Tendering Shareholders have agreed to deposit an aggregate of 11,393,500 ZORIN Shares, representing approximately 61.4% of the current issued and outstanding ZORIN Shares (calculated on a non-diluted basis), to the Offer and not to withdraw such ZORIN Shares except in certain limited circumstances. In addition, such ZORIN Tendering Shareholders have also agreed that they will not exercise any ZORIN Options held by them (being 950,000 ZORIN Options in aggregate and representing approximately 67.8% of the current issued and outstanding ZORIN Options) or any ZORIN Warrants held by them (being 498,000 ZORIN Warrants in aggregate and representing approximately 54.3% of the current issued and outstanding ZORIN Warrants) and that they agree to elect, in lieu of exercising their ZORIN Options, to receive the positive difference, if any, that results from subtracting from the ascribed purchase price of $0.40 for the ZORIN Shares under the Offer the exercise price of their ZORIN Options, immediately after the Take-Up Date in exchange for the termination of their ZORIN Options and ZORIN Warrants immediately prior to the Take-Up Date. ZORIN has advised the Offeror that there are 27,000 outstanding ZORIN Options with exercise prices of less than $0.40 and that the aggregate difference between $0.40 and the exercise price of such ZORIN Options is $3,550. In addition, each ZORIN Tendering Shareholder has also agreed that all loans made by ZORIN to such ZORIN Tendering Shareholder shall be repaid in full on the Take-Up Date and that all outstanding amounts shall be netted against any amounts due from Hawker under the Offer to such ZORIN Tendering Shareholder. See “Pre-Acquisition Agreement – Pre-Tender Agreements” in the Circular.

Payment for Deposited ZORIN Shares

     If all conditions referred to in Section 4 of the Offer, “Conditions of the Offer” have been satisfied or waived by the Offeror at the time, the Offeror may, following the expiration of 35 days from the date of the Offer, commence taking up and paying for ZORIN Shares properly deposited under the Offer and not withdrawn. Any ZORIN Shares that may be taken up by the Offeror prior to the Expiry Time shall be paid for by the Offeror as soon as possible, and in any event not more than three Business Days after the taking up of the ZORIN Shares. If the Offeror has not taken up any ZORIN Shares prior to the Expiry Time, and provided the conditions of the Offer referred to above have been fulfilled or waived at that time, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) take up and pay for ZORIN Shares validly deposited under the Offer and not withdrawn not later than 10 days from the Expiry Date. Any ZORIN Shares deposited pursuant to the Offer subsequent to a date on which the Offeror has previously taken up ZORIN Shares deposited under the Offer shall be taken up and paid for within 10 days from the time such ZORIN Shares were deposited. See Section 6 of the Offer, “Payment for Deposited Securities”.

Acquisition of ZORIN Shares Not Deposited

     If the Offeror takes up and pays for ZORIN Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding ZORIN Shares (other than ZORIN Shares held at the date hereof by or on behalf of the Offeror or its affiliates or associates), the Offeror intends, to the extent possible, to acquire the remaining ZORIN Shares pursuant to a Compulsory Acquisition. If the Offeror takes up and pays for ZORIN Shares validly deposited under the Offer and acquires less than such number thereof or a Compulsory Acquisition is otherwise unavailable or if the Offeror elects not to proceed by way of a Compulsory Acquisition, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the equity interest in ZORIN available in accordance with applicable law, including a Subsequent Acquisition Transaction. If the Minimum Condition is satisfied, the Offeror will own sufficient ZORIN Shares to effect such Subsequent Acquisition Transaction. See Section 14 of the Offer, “Acquisition of Securities Not Deposited” and “Acquisition of Securities Not Deposited” in the Circular.

Shareholders who are U.S. Persons

     The Hawker Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any foreign jurisdiction, including under the U.S. Securities Act or any securities laws of any state of the United States. Accordingly, all Hawker Shares delivered pursuant to the Offer to any person who is a U.S. Person will be offered and sold pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Residents of the United States who receive Hawker Shares pursuant to the Offer are cautioned that those securities may be subject to resale restrictions under federal and states securities laws in the United States. Residents of the United States should contact their lawyer or other professional advisor to ensure that they comply with those restrictions. Residents of the United States should also carefully read and consider the “Notice to Shareholders in the United States” provided on the face page of the Offer and Circular. See Section 7 of the Offer, “Shareholders who are U.S. Persons”.

Certain Canadian Federal Income Tax Considerations

     A Shareholder that is resident in Canada for tax purposes will realize a capital gain, or capital loss, in respect of each ZORIN Share (or fraction thereof) that is disposed of for cash to the extent that the amount of cash received for each such ZORIN Share (or fraction thereof) exceeds, or is exceeded by, the sum of the adjusted cost base of such ZORIN Share (or fraction thereof) to the Shareholder and any reasonable costs of disposition. Each ZORIN Share (or fraction thereof) that is disposed of for a fraction of a Hawker Share generally will qualify for a tax deferred “rollover” under the Tax Act unless the Shareholder includes any portion of the capital gain or loss otherwise determined in respect of such ZORIN Shares in computing the Shareholder’s income for the taxation year in which the disposition occurs. Where, under the terms of the Offer, a Shareholder receives a combination of cash and Hawker Shares as consideration for ZORIN Shares, that Shareholder will dispose of a fraction of each ZORIN Share exclusively for cash and the remaining fraction of each ZORIN Share exclusively for a fraction of a Hawker Share.

     Shareholders that are not resident in Canada for income tax purposes and tender their ZORIN Shares to the Offer generally will not be subject to tax in Canada in respect of the sale of their ZORIN Shares.

     Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Offer. See “Certain Canadian Federal Income Tax Considerations” in the Circular.

Rights to Withdraw

     All deposits of ZORIN Shares pursuant to the Offer are irrevocable except as provided in Section 8 of the Offer, “Withdrawal of Deposited Securities”.

Stock Exchange Listings

     The ZORIN Shares are listed and posted for trading on the TSXV under the symbol “ZEL”. On January 16, 2004, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the ZORIN Shares on the TSXV was $0.30. On February 9, 2004, the closing trading price of the ZORIN Shares on the TSXV was $0.385.

     The Hawker Shares are listed and posted for trading on the TSX under the symbol “HKR”. On January 16, 2004, the last trading day prior to the public announcement by the Offeror of the Offer, the closing trading price of the Hawker Shares on the TSX was $5.62. On February 9, 2004, the closing trading price of the Hawker Shares on the TSX was $5.15.

     The TSX has conditionally approved the listing of the Hawker Shares to be issued pursuant to the Offer. Listing is subject to Hawker fulfilling all of the requirements of the TSX on or before the second business day following the Take-Up Date.

Selected Pro forma Financial Information

     The following table sets out certain financial information for Hawker and pro forma consolidated financial information for Hawker after giving effect to the acquisition of the W4M Properties, the Pointwest Acquisition, the proposed acquisition of all of the ZORIN Shares pursuant to the Offer and certain other adjustments. The information concerning ZORIN has been taken from, or based upon, public sources. The following information should be read in conjunction with the pro forma consolidated financial statements of Hawker set forth herein and the financial statements of Hawker incorporated by reference in the Circular, including the notes thereto. The information presented below assumes that all of the ZORIN Shares are acquired under the Offer.

	For the nine months ended September 30, 2003
	(unaudited)

		W4M
	Hawker	Properties	Pointwest	ZORIN	Pro forma
(All amounts in thousands of Canadian dollars except per share amounts)	$	$	$	$	$

Revenue
Oil and natural gas sales	8,786	21,248	40,070	3,216	73,320
Royalties, net	(2,389)	(5,757)	(9,708)	(444)	(18,298)
Interest income	68	—	—	—	68
Other	382	—	—	417	799

	6,847	15,491	30,362	3,189	55,889

Expenses
Production	838	1,795	4,092	985	7,710
General and administrative	2,329	—	770	379	3,478
Interest	267	—	213	112	1,917
Depletion and depreciation	4,196	—	11,475	722	26,838
Site restoration	146	—	404	26	576

	7,776	1,795	16,954	2,224	40,519

Earnings (loss) before the following:	(929)	13,696	13,408	965	15,370
Lease abandonment expense	(322)	—	—	—	(322)
Operating costs and write-downs associated with assets held for sale	(179)	—	—	—	(179)
Alberta Heritage Foundation grant settlement	368	—	—	—	368

Earnings (loss) before income taxes	(1,062)	13,696	13,408	965	15,237
Income tax expense (recovery)	106	—	5,526	419	239

Net earnings (loss)	(1,168)	13,696	7,882	546	14,998

Earnings per share					0.36

Plans for ZORIN

     If the Offeror succeeds in acquiring all of the ZORIN Shares pursuant to the Offer and under a Compulsory Acquisition or pursuant to a Subsequent Acquisition Transaction, the former ZORIN Shareholders will no longer hold ZORIN Shares, ZORIN will become wholly-owned by the Offeror, the ZORIN Shares will be delisted from the TSXV and ZORIN will, subject to regulatory approval, cease to be a “reporting issuer” for the purposes of Canadian securities legislation.

     The Offeror intends to continue the business carried on by ZORIN and to vigorously exploit and develop ZORIN’s properties.

Risk Factors

     The Hawker Shares should be considered a highly speculative investment due to the nature of Hawker’s business and its present stage of development. Hawker competes with other entities which may have greater technical and financial resources. Owners of Hawker Shares must be prepared to rely solely upon the ability, expertise, judgement, discretion, integrity and good faith of management of Hawker. The energy industry is highly competitive and is subject to many other risk factors. For these and other reasons, an investment in Hawker Shares is suitable only to those knowledgeable and sophisticated investors who are willing to risk a loss of their entire investment. Shareholders should carefully consider these and other risk factors set out in “Risk Factors” in the Circular.

Depositary

     Computershare Trust Company of Canada is acting as the depositary for the receipt of certificates from Shareholders in respect of ZORIN Shares and Letters of Acceptance deposited under the Offer at the offices of the Depositary specified in the Letter of Acceptance. The Depositary will receive Notices of Guaranteed Delivery at the Toronto office specified therein. The Depositary will be responsible for giving certain notices, if required, and for making payment for all ZORIN Shares purchased by the Offeror under the Offer. See “Depositary” in the Circular.

Soliciting Dealer

     Peters & Co. Limited has been retained to act as soliciting dealer to assist the Offeror with the Offer and to solicit acceptances of the Offer. See “Soliciting Dealer” in the Circular.

     No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their ZORIN Shares directly with the Depositary or who uses the services of the Soliciting Dealer to accept the Offer.

     Shareholders should contact the Soliciting Dealer, the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing ZORIN Shares with the Depositary.

OFFER

February 10, 2004

     TO: THE SHAREHOLDERS OF ZORIN EXPLORATION LTD.

1.	The Offer

     The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding ZORIN Shares, including any ZORIN Shares which may become outstanding pursuant to the exercise of ZORIN Options or ZORIN Warrants.

     The Offer is made only for the ZORIN Shares and is not made for any ZORIN Options, ZORIN Warrants or other rights to purchase ZORIN Shares.

     The basis of the Offer is an ascribed price of $0.40 per ZORIN Share to be comprised of, at the election of each Shareholder tendering to the Offer:

(i)	Cdn. $0.40 in cash for each ZORIN Share (the “Cash Alternative”); or

(ii)	that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio (the “Share Alternative”),

provided that cash or Hawker Shares to be paid or issued to Shareholders may be pro-rated in accordance with the terms of the Offer if the consideration elected by Shareholders in aggregate exceeds either the Maximum Cash Consideration or the Maximum Share Consideration. The aggregate consideration required to purchase all of the outstanding ZORIN Shares pursuant to the Offer will be comprised as to 20% in cash and as to 80% through the issuance of Hawker Shares. The ascribed purchase price of $0.40 per ZORIN Share pursuant to the Offer is based on there being a total of 18,558,000 ZORIN Shares outstanding at the Expiry Time and, to the extent the actual number of ZORIN Shares outstanding at such time exceeds 18,558,000, the ascribed Offer price of $0.40 per ZORIN Share shall be reduced proportionately.

     Shareholders wishing to accept the Offer may elect the Cash Alternative or the Share Alternative. The actual consideration to be received by a Shareholder for ZORIN Shares deposited under the Offer will be determined in accordance with the following:

(a)	the aggregate amount of cash that Hawker will be required to pay for ZORIN Shares acquired pursuant to the Offer on any date when Hawker takes up ZORIN Shares shall not exceed the Maximum Take-Up Date Cash Consideration for such date;

(b)	the aggregate number of Hawker Shares that Hawker will be required to issue for ZORIN Shares acquired pursuant to the Offer on any date when Hawker takes up ZORIN Shares shall not exceed the Maximum Take-Up Date Share Consideration for such date;

(c)	if at any date on which Hawker takes up ZORIN Shares, the aggregate amount of cash that would otherwise be payable, on the basis of $0.40 for each ZORIN Share, to Shareholders who elected the Cash Alternative in respect of their ZORIN Shares to be taken up on such date:

(i)	exceeds the Maximum Take-Up Date Cash Consideration for such date, then the amount of the purchase consideration that will be paid in cash to each such Shareholder who has elected the Cash Alternative shall be pro-rated according to the proportion of ZORIN Shares that have been deposited by such Shareholder relative to the total number of ZORIN Shares that have been tendered to the Cash Alternative and are being taken up on such date so that, in the aggregate, the purchase consideration that will be paid in cash to all such Shareholders who elected the Cash Alternative shall be equal to such Maximum Take-Up Date Cash Consideration, and each such Shareholder who elected the Cash Alternative shall be deemed, for all purposes, to have elected to receive the balance of any purchase consideration payable to such Shareholder (being, per ZORIN Share, $0.40 less the pro-rata amount of cash per ZORIN Share paid to such Shareholder) pursuant to the Offer in Hawker Shares on the basis of that fraction of one Hawker Share for each ZORIN Share calculated as $0.40 less the pro-rata amount of cash per ZORIN Share paid to such Shareholder with such result first divided by $0.40 then multiplied by the Exchange Ratio; or

(ii)	is less than or equal to the Maximum Take-Up Date Cash Consideration for such date, then the entire amount of the purchase consideration that will be paid to each such Shareholder who has elected the Cash Alternative will be paid in cash on the basis of $0.40 for each ZORIN Share; and

(d)	if at any date on which Hawker takes up ZORIN Shares, the aggregate number of Hawker Shares that would otherwise be issuable, on the basis of that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio, to Shareholders who elected the Share Alternative in respect of their ZORIN Shares to be taken up on such date:

(i)	exceeds the Maximum Take-Up Date Share Consideration for such date, then the amount of the purchase consideration that will be paid in Hawker Shares to each such Shareholder who has elected the Share Alternative shall be pro-rated according to the proportion of ZORIN Shares that have been deposited by such Shareholder relative to the total number of ZORIN Shares that have been tendered to the Share Alternative and are being taken up on such date so that, in the aggregate, the purchase consideration that will be paid in Hawker Shares to all such Shareholders who elected the Share Alternative shall be equal to such Maximum Take-Up Date Share Consideration, and each such Shareholder who elected the Share Alternative shall be deemed, for all purposes, to have elected to receive the balance of any purchase consideration payable to such Shareholder pursuant to the Offer (being, per ZORIN Share, $0.40 less the product obtained by multiplying the pro-rated fraction of one Hawker Share per ZORIN Share by the Hawker Average Price) in cash on the basis of $0.40 for each ZORIN Share less the product obtained by multiplying the pro-rated fraction of one Hawker Share per ZORIN Share paid to such Shareholder by the Hawker Average Price; or

(ii)	is less than or equal to the Maximum Take-Up Date Share Consideration for such date, then the entire amount of the purchase consideration that will be paid to each such Shareholder who has elected the Share Alternative will be paid by the issuance of Hawker Shares on the basis of that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio.

     Each Shareholder who otherwise validly accepts the Offer but fails in the Letter of Acceptance to make such election, or to properly make such election, in respect of his ZORIN Shares, shall be deemed to have elected the Share Alternative in respect of 80% of the ZORIN Shares deposited under the Offer by such Shareholder and the Cash Alternative in respect of the remaining 20% of the ZORIN Shares deposited under the Offer by such Shareholder, subject to proration in accordance with the Offer.

     The Exchange Ratio shall be proportionately adjusted to reflect fully the effect of: (a) any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Hawker Shares), reorganization, recapitalization or other like change with respect to Hawker Shares; and (b) any extraordinary dividend or distribution with respect to Hawker Shares (other than a dividend or distribution referenced in (a)); provided that the foregoing adjustments shall only be made if the record date for the stock split, reverse split, stock dividend, reorganization, recapitalization, other like change or extraordinary dividend or distribution referred to in (a) and (b) occurs after January 18, 2004 and prior to the Effective Time.

     Promptly after determining the number of ZORIN Shares taken up on any particular day and, after giving effect to the proration provided herein in respect of such ZORIN Shares, the proportion of total consideration paid in cash and the proportion of total consideration paid in Hawker Shares for such ZORIN Shares, Hawker will issue a press release setting forth such information.

     No fractional Hawker Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Hawker Share will be entitled to receive a cash amount obtained by multiplying such fraction by $0.40. If a Shareholder deposits more than one certificate for ZORIN Shares that are taken up and paid for by Hawker, the number of Hawker Shares issuable to such Shareholder will be computed on the basis of the aggregate number of ZORIN Shares of the Shareholder so deposited.

     Where, under the terms of the Offer, the consideration payable to any particular Shareholder in exchange for ZORIN Shares is a combination of cash and Hawker Shares, the Offer is made on the basis that a fraction of each ZORIN Share held by that Shareholder will be exchanged exclusively for cash and the remainder of each such ZORIN Share will be exchanged exclusively for a fraction of a Hawker Share. In that circumstance, the fraction of each ZORIN Share disposed of exclusively for a fraction of a Hawker Share will be equal to the fraction obtained by dividing the total fair market value of all of the Hawker Shares received by the Shareholder by the sum of the total fair market value of such Hawker Shares and the total amount of cash received by the Shareholder. The balance of each such ZORIN Share will be disposed of for cash. This basis is intended to accommodate a partial tax deferred rollover to such Shareholders. See “Certain Canadian Federal Income Tax Considerations” in the Circular.

     This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of ZORIN Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction; however, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of ZORIN Shares in any such jurisdiction.

     The accompanying Circular, Letter of Acceptance and Notice of Guaranteed Delivery are incorporated into and form part of the Offer and contain important information which should be read carefully before making a decision with respect to the Offer.

2.	Time for Acceptance

     The Offer is open for acceptance until 4:00 p.m. (Calgary time) on March 17, 2004 (or such later time and date or times and dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension and Variation of the Offer”), unless withdrawn or terminated by the Offeror.

3.	Manner of Acceptance

     Letter of Acceptance

     The Offer may be accepted by delivering to the Depositary at any of the offices of the Depositary listed in the Letter of Acceptance so as to arrive there no later than the Expiry Time:

(a)	the certificate or certificates representing the ZORIN Shares in respect of which the Offer is being accepted;

(b)	a Letter of Acceptance, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions to the Letter of Acceptance; and

(c)	any other documents required by the instructions to the Letter of Acceptance.

     Except as otherwise provided in the instructions to the Letter of Acceptance, all signatures on the Letter of Acceptance must be guaranteed by an Eligible Institution. If a Letter of Acceptance is executed by a person other than the registered holder(s) of the ZORIN Shares deposited therewith, and in certain other circumstances described in the Letter of Acceptance, then certificate(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney duly and properly completed by the registered holder(s), with the signature(s) on the endorsement panel or securities transfer power of attorney guaranteed by an Eligible Institution.

     Procedure for Guaranteed Delivery

     If a Shareholder wishes to deposit ZORIN Shares pursuant to the Offer and the certificates representing such ZORIN Shares are not immediately available or such holder cannot deliver the certificates and all other required documents to the Depositary prior to the Expiry Time, such ZORIN Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery, in the form enclosed with this document or a manually signed facsimile thereof, is received by the Depositary prior to the Expiry Time at its Toronto office as listed in the Notice of Guaranteed Delivery; and

(c)	the certificates representing deposited ZORIN Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance or a manually signed facsimile thereof covering such ZORIN Shares and any other documents required by such Letter of Acceptance, are received at the Toronto office of the Depositary, prior to 4:30 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Time.

     The Notice of Guaranteed Delivery must be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the Toronto office listed in the Notice of Guaranteed Delivery and must include a signature guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     General

     In all cases, payment for ZORIN Shares deposited and taken up by the Offeror pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates representing the ZORIN Shares; (ii) a Letter of Acceptance or a manually executed facsimile thereof, properly completed and duly executed, covering such ZORIN Shares with the signatures guaranteed in accordance with the instructions to the Letter of Acceptance; and (iii) any other documents required by the Letter of Acceptance.

     The method of delivery of certificates representing the ZORIN Shares, the Letter of Acceptance and all other required documents is at the option and risk of the depositing Shareholder. The Offeror recommends that such certificates and documents be delivered by hand to the Depositary and a receipt be obtained. If such certificates or documents are mailed, the Offeror recommends that registered mail be used and that proper insurance be obtained.

     Holders of ZORIN Shares registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact the nominee for assistance in depositing their ZORIN Shares.

     The execution by a ZORIN Shareholder of a Letter of Acceptance irrevocably appoints the Offeror and certain officers of the Offeror, and each of them, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the ZORIN Shares deposited therewith and purchased by the Offeror (the “Purchased Securities”) and with respect to any and all dividends, stock dividends, securities, rights, warrants, payments, assets or other interests or distributions (collectively, the “Other Securities”) declared, paid, accrued, issued, transferred, made or distributed on or in respect of the Purchased Securities on or after January 18, 2004, effective on and after the date that the Offeror takes up and pays for the Purchased Securities (the “Effective Date”), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest), to register or record, transfer and enter the transfer of, Purchased Securities and any Other Securities on the appropriate registers of ZORIN Shareholders and to exercise any and all of the rights of such Shareholder in respect of the Purchased Securities and any Other Securities including, without limitation, the right to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and Other Securities, revoke any such instruments, authorizations or consents given on or prior to or after the Effective Date and designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the holder thereof, all as set forth in the Letter of Acceptance, in respect of such Purchased Securities and such Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of ZORIN and execute, endorse and negotiate, for, and in the name of and on behalf of, the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such registered holder in respect of such Purchased Securities or Other Securities. Further, a Shareholder who executes the Letter of Acceptance, unless otherwise agreed to by the Offeror, agrees, among other things, from and after the Effective Date: (i) not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of Purchased Securities or Other Securities; (ii) not to exercise any other rights or privileges attached to any Purchased Securities or Other Securities; and (iii) to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder thereof.

     Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such holder with respect thereto. A Shareholder who executes a Letter of Acceptance covenants to execute, upon request, any additional documents, transfers or other assurances necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and any Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of the Shareholder.

     The deposit of ZORIN Shares pursuant to the procedures set out in the Letter of Acceptance will constitute a binding agreement between the depositing Shareholder and the Offeror upon the terms and subject to the conditions of the Offer including the depositing Shareholder’s representation and warranty that: (i) such person has full power and authority to deposit, sell, assign and transfer the Purchased Securities and any Other Securities being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities or Other Securities to any other person; (ii) such Shareholder owns the Purchased Securities and any Other Securities within the meaning of applicable laws; (iii) the deposit of such Purchased Securities and any Other Securities complies with applicable securities laws; and (iv) when such Purchased Securities and any Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of ZORIN Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and depositing Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which may be unlawful to accept under the laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect or irregularity in the deposit of any ZORIN Shares. The Offeror’s interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery) will be final and binding.

     There shall be no obligation on the Offeror, the Soliciting Dealer or the Depositary to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

     The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set out above.

4.	Conditions of the Offer

     Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, the Offeror reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any ZORIN Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror:

(a)	at the Expiry Time, and at the time the Offeror first takes up and pays for ZORIN Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding ZORIN Shares (calculated on a diluted basis and excluding ZORIN Shares owned at the date of the Offer by the Offeror or its associates or affiliates) (the “Minimum Condition”);

(b)	all requisite regulatory approvals and consents of any stock exchanges or other securities or regulatory authorities shall have been obtained or occurred on terms and conditions satisfactory to the Offeror, acting reasonably, and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(c)	(i) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any person in Canada or elsewhere, whether or not having the force of law; and (ii) no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which ZORIN or any of its subsidiaries carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of the Offeror acting reasonably, in either case:

(A)	has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, the Offeror of the ZORIN Shares or the right of the Offeror to own or exercise full rights of ownership of the ZORIN Shares;

(B)	has had, or if the Offer was consummated could reasonably be expected to result in, a Material Adverse Change or, in the case of (ii) above, could reasonably be expected to have a material adverse effect on the Offeror or is its ability to complete the Offer; or

(C)	has a material adverse effect on the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction;

(d)	the Offeror shall be satisfied, acting reasonably, that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the ZORIN Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any ZORIN Shares not acquired under the Offer;

(e)	in the sole judgment of the Offeror, acting reasonably: (i) ZORIN shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement; and (ii) all representations and warranties of ZORIN contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect thereafter provided that ZORIN has been given notice of and two Business Days to cure any misrepresentation, breach or non-performance and has failed to cure any such misrepresentation, breach or non-performance;

(f)	the Pre-Acquisition Agreement shall not have been terminated pursuant to its terms;

(g)	the Offeror shall have determined in its reasonable discretion that ZORIN’s long-term debt did not exceed $nil and its working capital deficiency (including current debt) did not exceed $4 million as at December 31, 2003;

(h)	the Offeror shall, in its sole judgment, acting reasonably, be satisfied that all outstanding ZORIN Options, ZORIN Warrants and all other rights to acquire any ZORIN Shares shall have been terminated or may be terminated or otherwise dealt with on a basis acceptable to the Offeror in its sole judgment, acting reasonably, prior to Offeror taking up any ZORIN Shares pursuant to the Offer and shall have received an officers’ certificate confirming such matters;

(i)	during the time the Offer is outstanding, the Offeror shall have determined that there shall not have occurred: (i) a Material Adverse Change; or (ii) any event, action or financial occurrence of national or international consequence has occurred which in the opinion of the Offeror materially adversely affects the financial markets in Canada or the United States generally or the financial condition, business, operations, assets or prospects of ZORIN and its subsidiaries taken as a whole; and

(j)	immediately prior to the Expiry Time, Hawker shall have received from ZORIN an officers’ certificate certifying that:

(i)	all of the representations and warranties of ZORIN contained in the Pre-Acquisition Agreement are true and correct in all material respects;

(ii)	ZORIN has complied in all material respects with each of its covenants set out in the Pre-Acquisition Agreement; and

(iii)	a Material Adverse Change has not occurred in respect of ZORIN.

     The conditions described above are for the exclusive benefit of the Offeror and Hawker may, in its sole discretion: (i) waive, in whole or part, any term or condition of the Offer for its benefit at any time and from time to time provided that if Hawker takes up and pays for any ZORIN Shares it shall acquire not less than the Minimum Required Shares; and (ii) amend any term or condition of the Offer, provided that Hawker shall not decrease the aggregate value of the consideration to be paid for each ZORIN Share or modify or impose additional conditions to the Offer in a manner that is materially adverse to the ZORIN Shareholders; provided that, after Hawker reduces the Minimum Condition, Hawker extends the Offer by a ten day period.

     In addition, the Offeror has the right to withdraw or terminate the Offer and not take up and pay for any ZORIN Shares tendered to the Offer in the event the Hawker Average Price is less than $4.7500. If the Offeror exercises this right it has agreed to pay ZORIN a fee of $375,000.

     Any waiver of a condition or the withdrawal of the Offer shall be effective on the day on which written notice or other communication confirmed in writing by the Offeror to that effect is given to the Depositary at its principal office in Calgary. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 12 of the Offer, “Notice and Delivery”, and shall provide a copy of the aforementioned notice to the TSX. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any ZORIN Shares deposited under the Offer and the Depositary will, at the Offeror’s expense, promptly return all certificates for deposited ZORIN Shares, Letters of Acceptance, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

5.	Extension and Variation of the Offer

     The Offer is open for acceptance until, but not after, the Expiry Time.

     The Offeror reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Expiry Time or to vary the Offer by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 12 of the Offer, “Notice and Delivery”, to all ZORIN Shareholders whose ZORIN Shares have not been taken up prior to the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise first communicated in writing to the Depositary at its principal office in Calgary.

     Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer, except those waived by the Offeror, have been satisfied or complied with unless the Offeror first takes up all ZORIN Shares deposited under the Offer and not withdrawn.

     Where the terms of the Offer are varied, the Offer shall not expire before ten days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts or securities regulatory authorities.

     During any such extension or in the event of any variation, all ZORIN Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 6 of the Offer, “Payment for Deposited Securities”, and to Section 8 of the Offer, “Withdrawal of Deposited Securities”. An extension of the Expiry Time or a variation of the Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offer, “Conditions of the Offer”. If the consideration being offered for the ZORIN Shares under the Offer is increased, the increased consideration will be paid to all depositing Shareholders whose ZORIN Shares are taken up under the Offer.

6.	Payment for Deposited Securities

     If all the conditions referred to in Section 4 of the Offer, “Conditions of the Offer” have been satisfied or waived by the Offeror at the time, the Offeror may, following the expiration of 35 days from the date of the Offer, commence taking up and paying for ZORIN Shares properly deposited under the Offer and not withdrawn. Any ZORIN Shares that may be taken up by the Offeror prior to the Expiry Date shall be paid for by the Offeror as soon as possible, and in any event not more than three business days after the taking up of the ZORIN Shares. If the Offeror has not taken up any ZORIN Shares prior to the Expiry Time, and provided the conditions of the Offer referred to above have been fulfilled or waived at that time, the Offeror will (unless the Offeror shall have withdrawn or terminated the Offer) take up and pay for ZORIN Shares validly deposited under the Offer and not withdrawn not later than 10 days from the Expiry Date. Any ZORIN Shares deposited pursuant to the Offer subsequent to a date on which the Offeror has previously taken up ZORIN Shares deposited under the Offer shall be taken up and paid for within 10 days from the time such ZORIN Shares were deposited.

     Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any ZORIN Shares or to terminate the Offer and not take up or pay for any ZORIN Shares if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for ZORIN Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror will be deemed to have taken up and accepted for payment ZORIN Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary of its acceptance for payment of such ZORIN Shares pursuant to the Offer.

     The Offeror will pay for ZORIN Shares validly deposited pursuant to the Offer and not withdrawn by issuing Hawker Shares and/or making a cash payment to or on behalf of the holders of deposited ZORIN Shares who are entitled to Hawker Shares and/or cash and providing the Depositary with certificates representing such Hawker Shares and sufficient funds (by wire transfer or other means satisfactory to the Depositary) for delivery to such holders.

     No fractional Hawker Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional Hawker Share will be entitled to receive a cash amount obtained by multiplying such fraction by $0.40. If a Shareholder deposits more than one certificate for ZORIN Shares that are taken up and paid for by Hawker, the number of Hawker Shares issuable to such Shareholder will be computed on the basis of the aggregate number of ZORIN Shares of the Shareholder so deposited.

     Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing ZORIN Shares on the purchase price of ZORIN Shares purchased by the Offeror regardless of any delay in making such payment.

     The Depositary will act as the agent of persons who have deposited ZORIN Shares in acceptance of the Offer for the purposes of receiving payment under the Offer from the Offeror and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing ZORIN Shares.

     Settlement will be made by the Depositary forwarding the certificate representing the Hawker Shares and/or a cheque payable in Canadian funds in the amount to which a person depositing ZORIN Shares is entitled (including payment, if any, in lieu of fractional Hawker Shares) provided that the person is a resident of a province of Canada or another jurisdiction in which the Hawker Shares may be lawfully delivered without further action by the Offeror. Subject to the foregoing and unless otherwise directed by the Letter of Acceptance, the certificate representing the Hawker Shares and/or cheque will be issued in the name of the registered holder of the ZORIN Shares deposited. Unless the person depositing the ZORIN Shares instructs the Depositary to hold the certificate representing the Hawker Shares and/or cheque for pick-up by checking the appropriate box in the Letter of Acceptance, certificates and cheques will be forwarded by first class insured mail to such persons at the address specified in the Letter of Acceptance. If no address is specified, certificates and cheques will be forwarded to the address of the Shareholder as shown on the registers maintained by ZORIN.

     Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their ZORIN Shares directly with the Depositary or if they use the services of the Soliciting Dealer to accept the Offer. Transfer taxes, if any, on the purchase of ZORIN Shares will be paid by the Offeror.

7.	Shareholders who are U.S. Persons

     The Hawker Shares issuable pursuant to the Offer are not being registered or qualified for distribution under the laws of any foreign jurisdiction, including under the U.S. Securities Act or any securities laws of any state of the United States. Accordingly, all Hawker Shares delivered pursuant to the Offer to any person who is a U.S. Person will be offered and sold pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Shareholders will be required to certify in the Letter of Acceptance whether or not they are U.S. Persons and, if a U.S. Person, as to certain other matters in order to determine eligibility for exemptions from registration under the U.S. Securities Laws and applicable state securities laws.

8.	Withdrawal of Deposited Securities

     All deposits of ZORIN Shares pursuant to the Offer are irrevocable, provided that any ZORIN Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder (unless otherwise required or permitted by applicable law):

(a)	at any time where the ZORIN Shares have not been taken up by the Offeror under the Offer;

(b)	at any time before the expiration of ten days from the date of a notice of variation or change required by applicable securities laws to be given to Shareholders whose ZORIN Shares have not been taken up by the Offeror; and

(c)	at any time after three business days from the date the Offeror takes up ZORIN Shares, if such ZORIN Shares have not been paid for by the Offeror.

     In order for any withdrawal to be effective hereunder, notice of the withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable ZORIN Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Acceptance that accompanied the ZORIN Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); (ii) specify such person’s name, the number of ZORIN Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the ZORIN Shares to be withdrawn; and (iii) must be addressed to the Offeror and to the Depositary. Any signature on a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in the Letter of Acceptance (as described in the instructions set out in such letter), except in the case of ZORIN Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the properly completed and executed written notice by the required office of the Depository listed in the Letter of Acceptance.

     All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on the Offeror, the Depositary, the Soliciting Dealer, or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

     If the Offeror extends the Offer, is delayed in taking up or paying for ZORIN Shares or is unable to take up or pay for ZORIN Shares for any reason, then, without prejudice to the Offeror’s other rights, ZORIN Shares deposited under the Offer may be retained by the Depositary on behalf of the Offeror except to the extent that depositing holders thereof are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable law.

     ZORIN Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time on or prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, “Manner of Acceptance”.

     In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See “Statutory Rights” in the Circular.

9.	Return of Deposited Securities

     If any deposited ZORIN Shares are not taken up and paid for by the Offeror for any reason, or if certificates are submitted for more ZORIN Shares than are deposited, certificates for ZORIN Shares not taken up or paid for or for ZORIN Shares not deposited will be returned at the Offeror’s expense by either sending new certificates representing ZORIN Shares not purchased or returning the deposited certificates (and other relevant documents). The certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Acceptance or, if such name or address is not so specified, in such name and to such address as shown on the registers maintained by ZORIN as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

10.	Changes in Consolidated Capitalization, Distributions and Liens

     If, on or after January 18, 2004, ZORIN should subdivide, consolidate or otherwise change any of the ZORIN Shares or its capitalization or make any distribution of securities on such ZORIN Shares, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4, “Conditions of the Offer”, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefore) to reflect such subdivision, consolidation or other change or distribution. The ascribed purchase price of $0.40 per ZORIN Share pursuant to the Offer is based on there being a total of 18,558,000 ZORIN Shares outstanding at the Expiry Time and, to the extent the actual number of ZORIN Shares outstanding at such time exceeds 18,558,000, the ascribed Offer price of $0.40 per ZORIN Share shall be reduced proportionately.

     ZORIN Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever and together with all rights and benefits arising therefrom including the right to any and all distributions, securities, rights, warrants, payments, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the ZORIN Shares on or after January 18, 2004. If ZORIN should declare or pay any distribution or declare, make or pay any other amount in respect of, or declare, allot, reserve or issue any securities, rights or other interests with respect to, any ZORIN Share that is payable or distributable to Shareholders of record on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register of Shareholders maintained by ZORIN or its agent of such ZORIN Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such distribution, payment, right or other interest will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such ZORIN Share, and the depositing Shareholder will be required to promptly remit and transfer to the Depositary for the account of the Offeror any such distribution, payment, right or other interest, together with appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

11.	Mail Service Interruption

     Notwithstanding the provisions of the Offer or the Letter of Acceptance or the Notice of Guaranteed Delivery, certificates, notices and other relevant documentation from the Offeror or the Depositary to Shareholders will not be mailed if the Offeror determines that delivery by mail may be delayed, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Persons entitled to certificates for Hawker Shares and/or cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the ZORIN Shares, in respect of which the certificates and/or cheques are being issued, were deposited. Notwithstanding Section 6 of this Offer, share certificates, cheques or documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholders at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror shall be given in accordance with Section 12 of this Offer, “Notice and Delivery”.

12.	Notice and Delivery

     Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to ZORIN Shareholders if: (i) it is mailed by first class mail postage prepaid to the registered holders of ZORIN Shares at their respective addresses appearing in the registers for such ZORIN Shares maintained by ZORIN and will be deemed to have been received on the first business day following mailing; or (ii) it is given in such other manner as may be permitted by applicable law.

     These provisions apply notwithstanding any accidental omission to give notice to any one or more ZORIN Shareholders and notwithstanding any interruption of mail service following mailing. In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices in Canada or the United States are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under this Offer, except as otherwise provided, will be deemed to have been properly given and to have been received by the Shareholders, as the case may be, if: (i) it is given to the TSXV for dissemination through its facilities; (ii) if it is published once in the nationally circulated edition of The National Post, provided that if the national edition of The National Post is not being generally circulated, publication thereof shall be made in The Globe and Mail or any other daily newspaper of general circulation in the cities of Calgary and Toronto; or (iii) it is given to the Dow Jones News Service.

     Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received by the Depositary at one of the addresses noted for the Depositary as set forth in the Letter of Acceptance or Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received by the Depositary at one of the addresses listed in the Letter of Acceptance or Notice of Guaranteed Delivery, as applicable.

13.	Market Purchases and Sales of ZORIN Shares

     The Offeror reserves the right to, and may, acquire (or cause an affiliate to acquire) ZORIN Shares by making purchases through the facilities of the TSXV, subject to applicable law, at any time and from time to time during the Offer Period. The Offeror will not make any purchases of ZORIN Shares through the facilities of the TSXV until the third business day following the date of the Offer. The aggregate number of ZORIN Shares so acquired by the Offeror through the facilities of the TSXV during the Offer Period shall not exceed 5% of the outstanding ZORIN Shares as of the date of the Offer. If the Offeror should purchase ZORIN Shares in the market, the ZORIN Shares so purchased shall be counted in determining whether the Minimum Condition has been fulfilled.

     Although the Offeror has no present intention to sell the ZORIN Shares acquired under the Offer, it reserves the right to make or enter into any arrangement, commitment or understanding at or prior to the Expiry Time to sell the ZORIN Shares taken up under the Offer after the Expiry Time.

14.	Acquisition of Securities Not Deposited

     If the Offeror takes up and pays for ZORIN Shares validly deposited under the Offer and acquires not less than 90% of the issued and outstanding ZORIN Shares (other than ZORIN Shares held at the date hereof by or on behalf of the Offeror or its affiliates or associates), the Offeror intends, to the extent possible, to acquire the remaining ZORIN Shares pursuant to a Compulsory Acquisition. If the Offeror takes up and pays for ZORIN Shares validly deposited under the Offer and acquires less than such number thereof or a Compulsory Acquisition is otherwise unavailable or if the Offeror elects not to proceed by way of a Compulsory Acquisition, the Offeror intends to consider other means of acquiring, directly or indirectly, all of the equity interest in ZORIN available in accordance with applicable law, including a Subsequent Acquisition Transaction. If the Minimum Condition is satisfied, the Offeror will own sufficient ZORIN Shares to effect such Subsequent Acquisition Transaction. See “Acquisition of Securities Not Deposited” in the Circular.

15.	Other Terms of the Offer

     The provisions of the Circular, Letter of Acceptance and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

     The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

     No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Offeror other than as contained in the Offer or in the Circular, and, if any such information or representation is given or made, it must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Soliciting Dealer or the Depositary for the purposes of the Offer. In any jurisdiction in which this Offer is required to be made by a licensed broker or dealer, this Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

     The Offeror shall, in its sole discretion, be entitled to make a final and binding determination on all questions relating to the interpretation of the Offer, the Circular, the Letter of Acceptance and the Notice of Guaranteed Delivery and the validity of any acceptance of the Offer and any withdrawals of ZORIN Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of ZORIN Shares or notice of withdrawal of ZORIN Shares, and the due completion and execution of the Letters of Acceptance and Notices of Guaranteed Delivery. The Offeror reserves the right to waive any defect in acceptance with respect to any particular ZORIN Shares or any particular Shareholder. There shall be no obligation on the Offeror, the Soliciting Dealer or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

     The Offer is not being made to, nor will deposits be accepted from or on behalf of, ZORIN Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to ZORIN Shareholders in any such jurisdiction.

     The Offer and accompanying Circular and other documents referred to above constitute the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offer.

     Dated at Calgary, Alberta, this 10th day of February, 2004.

HAWKER RESOURCES INC.

By:	(signed) “David A. Tuer” President and Chief Executive Officer

CIRCULAR

     The following information is provided in connection with the accompanying Offer dated February 10, 2004 by the Offeror to purchase all of the issued and outstanding ZORIN Shares, including any ZORIN Shares which may become outstanding pursuant to the exercise of ZORIN Options or ZORIN Warrants.

     The terms, conditions and provisions of the accompanying Offer, the Letter of Acceptance and the Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Terms that are defined in the Offer shall, where used in this Circular, have the meanings so defined.

     Except as specifically disclosed herein, the information concerning ZORIN contained in the Circular has been supplied by ZORIN or has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein based on information contained in such documents and records are inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by ZORIN to disclose publicly events or facts that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Offer and Circular, and in certain documents incorporated by reference into this Offer and Circular, constitute forward-looking statements. These statements relate to future events or the Offeror’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Offeror believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Offer and Circular should not be unduly relied upon. These statements speak only as of the date of this Offer and Circular or as of the date specified in the documents incorporated by reference into this Offer and Circular, as the case may be. The Offeror does not intend, and does not assume any obligation, to update these forward-looking statements.

     In particular, this Offer and Circular and the documents incorporated by reference herein contain forward-looking statements pertaining to the following:

!	the quantity of reserves;

!	oil and natural gas production levels;

!	capital expenditure programs;

!	projections of market prices and costs;

!	supply and demand for oil and natural gas;

!	expectations regarding the Offeror’s ability to raise capital and to continually add to reserves through acquisitions and development;

!	treatment under governmental regulatory and taxation regimes; and

!	plans regarding ZORIN and its properties and assets following completion of the Offer.

     The Offeror’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Offer and Circular:

!	volatility in market prices for oil and natural gas;

!	changes in foreign currency exchange rates;

!	liabilities and risks inherent in oil and natural gas operations;

!	uncertainties associated with estimating reserves;

!	competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

!	incorrect assessments of the value of acquisitions; and

!	geological, technical, drilling and processing problems.

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference which pertain to the Offeror may be obtained on request without charge from the Assistant Corporate Secretary of Hawker at 700, 700 — 2nd Street S.W., Calgary, Alberta T2P 2W1 (telephone: (403) 261-6883). Copies of the documents incorporated herein by reference which pertain to ZORIN may be obtained on request without charge from the Corporate Secretary of ZORIN at 2350, 801 — 6th Avenue S.W., Calgary, Alberta T2P 3W2 (telephone: (403) 266-4445). For the purpose of the Province of Quebec, this Offer and Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Assistant Corporate Secretary of Hawker or the Corporate Secretary of ZORIN, as applicable, at the above-mentioned addresses and telephone numbers.

     The following documents of the Offeror are specifically incorporated by reference in this Offer and Circular:

(a)	the annual information form dated May 20, 2003 (the “AIF”);

(b)	the comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2002 addressed to the shareholders of SYNSORB Biotech Inc. (now Hawker Resources Inc.);

(c)	management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002;

(d)	the comparative unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003;

(e)	management’s discussion and analysis of financial condition and results of operations for the three and nine month periods ended September 30, 2003;

(f)	the management proxy circular dated March 7, 2003, except the sections entitled “Composition of Compensation Committee”, “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance Practices”;

(g)	the material change report dated March 17, 2003 relating to the proposed conversion of the Offeror from a pharmaceutical research company into an oil and natural gas enterprise;

(h)	the material change report dated April 14, 2003 relating to: the approval by the shareholders of the Offeror of the conversion of the Offeror from a pharmaceutical research company into an oil and natural gas enterprise, a financing in connection with such conversion, the change of the name of the Offeror to Hawker Resources Inc. and a new board of directors; the acquisition by the Offeror of 1022971 Alberta Ltd. (“1022971”) and an option to acquire certain assets of Southward Energy Ltd. (“Southward”); and the completion of a $3.6 million equity financing;

(i)	the material change report dated May 23, 2003 relating to the completion of an arrangement involving 1022971 and Southward;

(j)	the material change report dated June 20, 2003 relating to the completion of a $45,000,000 equity financing;

(k)	the material change report dated December 5, 2003 relating to the completion of a $15,225,000 equity financing;

(l)	the material change report dated December 10, 2003 relating to the definitive agreement to acquire all of the shares of Pointwest and the Prospectus Offering; and

(m)	those portions of the final short form prospectus (the “Prospectus”) of the Offeror dated December 19, 2003 relating to the offering of 11,200,000 Hawker Shares for gross proceeds of $45,360,000 (the “Prospectus Offering”) contained under the headings “Recent Developments — Proposed Acquisition of Pointwest Energy Inc.” and “Information Concerning the Pointwest Properties” as well as the consolidated financial statements of Pointwest Energy Inc. and the auditors’ report relating thereto, at pages F-12 to F-22, inclusive, of the Prospectus and the statements of revenues and operating expenses relating to the Southward Properties and the auditors’ report relating thereto, at pages F-23 to F-25, inclusive, of the Prospectus.

     The following documents of ZORIN are specifically incorporated by reference in this Offer and Circular:

(a)	the comparative unaudited interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2003; and

(b)	the comparative consolidated financial statements, together with the accompanying report of the auditors, as at and for the fiscal year ended December 31, 2002.

     Any material change reports (except confidential material change reports), financial statements and information circulars filed by the Offeror after the date of this Offer and Circular and before the Expiry Date are deemed to be incorporated by reference in this Offer and Circular.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offer and Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

     Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer and Circular.

NOTE RESPECTING RESERVES DISCLOSURE

     The Offeror is subject to National Instrument 51-101 (“NI 51-101”) which was implemented in September, 2003 and will apply to the Offeror on the earlier of: (i) the date by which it is required to file its audited annual financial statements for the year ended December 31, 2003; and (ii) the first date on which the Offeror files with the securities regulatory authorities a report on Form 51-101F1. NI 51-101 requires public filings which apply new standards and which contain information as at the end of the Offeror’s financial year of December 31, 2003. NI 51-101 prescribes standards for the preparation and disclosure of oil and gas reserves and related estimates, requires the annual public filing of certain of those estimates and other information pertaining to oil and gas activities, and specifies responsibilities of corporate directors. In particular, the definitions of proved reserves and probable reserves contain specific quantifications of levels of certainty of 90% for proved reserves and of 50% for proved plus probable reserves. Additionally, evaluators have been made accountable to standards contained in NI 51-101. The McDaniel Report and the GLJ Report were not prepared in accordance with NI 51-101, but have been prepared in accordance with National Policy 2-B.

BACKGROUND TO AND BENEFITS OF THE OFFER

     In November 2003, ZORIN’s financial advisor contacted Hawker regarding a possible acquisition of, or transaction involving, ZORIN. On November 19, 2003, Hawker signed a confidentiality agreement and initiated its review of information regarding ZORIN and began negotiations regarding the acquisition of ZORIN. Following discussions among ZORIN, its financial advisor and Hawker, the parties reached agreement on the terms on which the Offeror would offer to acquire all of the ZORIN Shares and the Pre-Acquisition Agreement was signed on January 18, 2004. The execution of the Pre-Acquisition Agreement and the intention of the Offeror to make the Offer was publicly announced by the Offeror on January 18, 2004.

     The Offeror believes that the benefits to ZORIN Shareholders resulting from the combination of the respective businesses of the Offeror and ZORIN include:

(a)	a stronger combined entity with a drill-ready inventory of prospects which represent significant upside potential;

(b)	a stronger entity with a larger production, reserve and undeveloped land base and the financial capacity to compete more effectively in the oil and natural gas industry in western Canada; and

(c)	enhanced exploitation opportunities through further development of ZORIN’s undeveloped land base in the core areas where the Offeror has experienced success.

PURPOSE OF THE OFFER AND THE OFFEROR’S PLANS FOR ZORIN

Purpose of the Offer

     The purpose of the Offer is to enable the Offeror to acquire all of the ZORIN Shares.

Plans for ZORIN

     Pursuant to the Pre-Acquisition Agreement, immediately following the acquisition by Hawker of more than 50% of the outstanding ZORIN Shares pursuant to the Offer, ZORIN has agreed to assist Hawker to secure the resignations of all ZORIN directors in order to reconstitute the ZORIN Board with Hawker nominees.

     If Hawker takes up and pays for ZORIN Shares pursuant to the terms of the Offer, and thereby acquires at least the Minimum Required Shares, Hawker agrees to use all commercially reasonable efforts to acquire, and ZORIN agrees to use all commercially reasonable efforts to assist Hawker in acquiring, the balance of the ZORIN Shares by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

     The Offeror currently intends that, after the completion of the Offer, it will continue the business carried on by ZORIN and vigorously exploit and develop ZORIN’s properties. Hawker may, however, determine to sell all or any portion of the assets of ZORIN at any time following the Effective Time and may also choose to operate and exploit the assets and properties of ZORIN in a manner different from that of ZORIN prior to the date of the Offer.

RECOMMENDATION OF THE ZORIN BOARD

     The ZORIN Board has unanimously determined that the Offer is fair, from a financial point of view, to the ZORIN Shareholders, is in the best interests of ZORIN and the ZORIN Shareholders and unanimously recommends that ZORIN Shareholders accept the Offer.

PRE-ACQUISITION AGREEMENT

The Offer

     The Offeror and ZORIN entered into the Pre-Acquisition Agreement pursuant to which the Offeror agreed to make the Offer. Under the Pre-Acquisition Agreement, ZORIN consented to the Offer and represented and warranted that the ZORIN Board: (a) has unanimously approved the Offer and the entering into of the Pre-Acquisition Agreement; (b) has determined that the Offer is fair, from a financial point of view, to the ZORIN Shareholders; and (c) has unanimously resolved to recommend acceptance of the Offer by the ZORIN Shareholders. The ZORIN Board may only withdraw, modify or change any recommendation with respect to the Offer in the circumstances referred to below and under “Pre-Acquisition Agreement — Termination Provisions”.

     The Offeror and ZORIN have agreed that ZORIN and its subsidiaries:

(a)	shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion, negotiation or proceeding with any parties conducted prior to January 18, 2004 by their Representatives with respect to a Take-over Proposal, whether or not initiated by ZORIN;

(b)	shall not release any third party from any confidentiality or standstill agreement to which ZORIN and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding ZORIN; and

(c)	will not, and will not authorize or permit any of their Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal, provided, however, that ZORIN may:

(a)	engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by ZORIN, any of its subsidiaries or the Representatives after January 18, 2004) seeks to initiate such discussions or negotiations and may furnish such third party information concerning ZORIN and its business, properties and assets which has previously been provided to Hawker if, and only to the extent that:

(i)	the third party has first made a Superior Proposal and the ZORIN Board has concluded in good faith, after considering applicable law and receiving the advice of outside counsel that such action is required by the ZORIN Board to comply with fiduciary duties under applicable law;

(ii)	prior to furnishing such information to or entering into discussions or negotiations with such person or entity, ZORIN receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement with ZORIN dated November 19, 2003 and executed by Hawker (the “Confidentiality Agreement”); and

(iii)	ZORIN immediately provides to Hawker any information provided to any such person or entity if not previously provided to Hawker;

(b)	comply with applicable securities laws relating to the provision of directors’ circulars, and make appropriate disclosure with respect thereto to the ZORIN Shareholders; and

(c)	accept, recommend, approve or implement a Superior Proposal as contemplated above, but only if prior to such acceptance, recommendation, approval or implementation, the ZORIN Board shall have concluded in good faith, after considering provisions of applicable law and after giving effect to all proposals to adjust the terms and conditions of the Pre-Acquisition Agreement and the Offer which may be offered by Hawker during the 48 hour notice period set forth below, that such action is required by the ZORIN Board to comply with fiduciary duties under applicable law and ZORIN terminates the Pre-Acquisition Agreement and concurrently therewith has paid the fees payable thereunder.

     ZORIN shall give Hawker orally and in writing at least 48 hours’ advance notice of any decision by the ZORIN Board to accept, recommend, approve or implement a Superior Proposal. Such notice shall include the principal business terms and conditions of the Superior Proposal and the general attributes of any non-cash consideration including the identity of the party making the Superior Proposal. In addition ZORIN shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Hawker to make such adjustments in the terms and conditions of the Pre-Acquisition Agreement and the Offer as would enable ZORIN to proceed with the Offer, as amended, rather than the Superior Proposal. In the event Hawker proposes to amend the Pre-Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Superior Proposal within such 48 hour period, then ZORIN shall not enter into any agreement regarding the Superior Proposal.

     The Offeror is permitted, under the Pre-Acquisition Agreement, in its sole discretion to: (i) waive, in whole or part, any term or condition of the Offer for its benefit at any time and from time to time provided that if Hawker takes up and pays for any ZORIN Shares it shall acquire not less than the Minimum Required Shares; and (ii) amend any term or condition of the Offer, provided that Hawker shall not decrease the aggregate value of the consideration to be paid for each ZORIN Share, subject to certain exceptions, or modify or impose additional conditions to the Offer in a manner that is materially adverse to the holders of ZORIN Shares provided that, after Hawker reduces the Minimum Condition, Hawker extends the Offer by a 10 day period.

     ZORIN has agreed that, until the Pre-Acquisition Agreement has terminated in accordance with its terms, the business of ZORIN will be conducted in the usual and ordinary course of business.

Compensation Fee

     The Offeror and ZORIN have agreed that, if at any time after the execution of the Pre-Acquisition Agreement (and provided there is no material breach or non-performance by Hawker of a material provision of the Pre-Acquisition Agreement in any respect):

(a)	the ZORIN Board has withdrawn or, in any manner adverse to Hawker, redefined, modified or changed any of its recommendations referred to under “Pre-Acquisition Agreement — The Offer”, or shall have resolved to do so;

(b)	any bona fide Take-over Proposal for the ZORIN Shares is publicly announced or commenced, and the ZORIN Board shall have failed to publicly reaffirm and maintain its recommendation of the Offer to the ZORIN Shareholders within 2 days after the public announcement or commencement of any such Take-over Proposal;

(c)	the ZORIN Board shall have recommended that the ZORIN Shareholders deposit their ZORIN Shares under, vote in favour of, or otherwise accept, a Take-over Proposal;

(d)	ZORIN shall have entered into any agreement with any person with respect to a Take-over Proposal prior to the Expiry Time of the Offer, excluding a confidentiality agreement entered into in compliance the Pre-Acquisition Agreement; or

(e)	another Take-over Proposal is publicly announced, proposed, offered or made to the ZORIN Shareholders or to ZORIN prior to the Expiry Time of the Offer, the Offer shall have expired and not been consummated by reason of the Minimum Condition not being satisfied, and such Take-over Proposal has been completed within 365 days of expiry of the Offer,

ZORIN shall, upon the occurrence of any such event, and in any event within one Business Day, pay to Hawker the amount of $375,000 (the “Compensation Fee”). Such payment shall be made in immediately available funds to an account designated by Hawker.

     Any payment of the Compensation Fee shall be without prejudice to the rights or remedies available to Hawker upon the breach of any provision of the Pre-Acquisition Agreement by ZORIN.

Pre-Tender Agreements

     ZORIN Tendering Shareholders holding 11,393,500 ZORIN Shares in aggregate, representing approximately 61.4% of the current issued and outstanding ZORIN Shares (calculated on a non-diluted basis) have entered into Pre-Tender Agreements dated January 18, 2004. Pursuant to the Pre-Tender Agreements, the ZORIN Tendering Shareholders have agreed, subject to the terms thereof, to accept the Offer by depositing under the Offer all ZORIN Shares beneficially owned, directly or indirectly, by them and not to withdraw the same except in certain limited circumstances as set out in the Pre-Tender Agreements.

     In addition, such ZORIN Tendering Shareholders have also agreed that they will not exercise any ZORIN Options held by them (being 950,000 ZORIN Options in aggregate and representing approximately 67.8% of the current issued and outstanding ZORIN Options) or any ZORIN Warrants held by them (being 498,000 ZORIN Warrants in aggregate and representing approximately 54.3% of the current issued and outstanding ZORIN Warrants) and that they agree to elect, in lieu of exercising their ZORIN Options, to receive the positive difference, if any, that results from subtracting from the ascribed purchase price of $0.40 for the ZORIN Shares under the Offer the exercise price of their ZORIN Options, immediately after the Take-Up Date in exchange for the termination of their ZORIN Options and ZORIN Warrants immediately prior to the Take-Up Date. ZORIN has advised the Offeror that there are 27,000 outstanding ZORIN Options with exercise prices of less than $0.40 and that the aggregate difference between $0.40 and the exercise price of such ZORIN Options is $3,550.

     In addition, the ZORIN Tendering Shareholders have also agreed that all loans made by ZORIN to each ZORIN Tendering Shareholder shall be repaid in full on the Take-Up Date and that all outstanding amounts shall be netted against any amounts due from Hawker under the Offer to the ZORIN Tendering Shareholders.

     The Pre-Tender Agreements may be terminated by the ZORIN Tendering Shareholders: (a) in the event that Hawker does not take up and pay for the ZORIN Shares on or before the date which is 90 days, or if a Take-over Proposal is publicly announced, proposed, offered or made to the ZORIN Shareholders, 180 days, following the day of mailing of this Offer and Circular; (b) if Hawker decreases the consideration offered pursuant to the Offer or otherwise modifies or amends the Offer in a manner materially adverse to holders of ZORIN Shares, provided that an extension of the Offer shall not constitute an adverse modification or amendment to the Offer; or (c) in the event that the Pre-Acquisition Agreement is terminated in accordance with certain of its provisions.

Reconstitution of ZORIN Board

     Pursuant to the Pre-Acquisition Agreement, immediately following the acquisition by Hawker of more than 50% of the outstanding ZORIN Shares pursuant to the Offer, ZORIN has agreed to assist Hawker to secure the resignations of all ZORIN directors in order to reconstitute the ZORIN Board with Hawker nominees.

     If Hawker takes up and pays for ZORIN Shares pursuant to the terms of the Offer, and thereby acquires at least the Minimum Required Shares, Hawker agrees to use all commercially reasonable efforts to acquire, and ZORIN agrees to use all commercially reasonable efforts to assist Hawker in acquiring, the balance of the ZORIN Shares by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Termination Provisions

     The Pre-Acquisition Agreement may be terminated by written notice from one party to the other, at any time prior to the time Hawker first takes up and pays for ZORIN Shares under the Offer:

(a)	by mutual agreement of Hawker and ZORIN;

(b)	by Hawker, if the conditions to the Offer have not been satisfied or waived by Hawker on or before the Expiry Time (after having extended the Offer as required pursuant to the Pre-Acquisition Agreement);

(c)	by either Hawker or ZORIN, if Hawker has not taken up and paid for the ZORIN Shares deposited under the Offer on or before the date which is 90 days, or if a Take-over Proposal is publicly announced, proposed, offered or made to the ZORIN Shareholders, 180 days, following the day of mailing of this Offer and Circular;

(d)	by either Hawker or ZORIN, if the Offer terminates or expires at the Expiry Time without Hawker taking up and paying for any of the ZORIN Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such condition shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement;

(e)	by either Hawker or ZORIN, if the Compensation Fee becomes payable and payment is made to Hawker;

(f)	by either Hawker or ZORIN, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a material adverse effect on the party seeking to terminate, provided the breaching party has been given notice of and 2 Business Days to cure any such misrepresentation, breach or non-performance; or

(h)	by Hawker, if the Hawker Average Price is less than $4.7500 and provided that Hawker shall, upon the exercise of this termination right, pay to ZORIN the amount of $375,000. Such payment shall be made in immediately available funds to an account designated by ZORIN and any such payment by Hawker shall be without prejudice to the rights or remedies available to ZORIN upon the breach of any provision of this Agreement by Hawker.

ZORIN Options and ZORIN Warrants

     In accordance with the Pre-Acquisition Agreement, ZORIN has represented that the ZORIN Board has been advised that the directors and officers of ZORIN intend to tender their ZORIN Shares under the Offer and have agreed that, in lieu of exercising their ZORIN Options and ZORIN Warrants, they will receive the positive difference, if any, that results from subtracting from the ascribed purchase price for the ZORIN Shares under the Offer the exercise price of their ZORIN Options, immediately after the Take-Up Date in exchange for the termination of their ZORIN Options and ZORIN Warrants effective immediately prior to the Take-Up Date provided that such director or officer agrees to surrender all ZORIN Options and ZORIN Warrants to ZORIN for cancellation for no further consideration effective immediately prior to the Take-Up Date. ZORIN has advised the Offeror that there are 27,000 outstanding ZORIN Options with exercise prices of less than $0.40 and that the aggregate difference between $0.40 and the exercise price of such ZORIN Options is $3,550.

     ZORIN has agreed to use its reasonable commercial efforts and has represented that the directors on the ZORIN Board have unanimously determined to use their respective reasonable commercial efforts to encourage and facilitate all persons holding ZORIN Options and ZORIN Warrants to agree with ZORIN to an arrangement as described above prior to the Expiry Time of the Offer.

Employment Agreements

     Pursuant to the Pre-Acquisition Agreement, Hawker shall honour certain employment agreements, severance agreements and other arrangements of ZORIN if it acquires any ZORIN Shares pursuant to the Offer.

INFORMATION CONCERNING HAWKER RESOURCES INC.

General

     The Offeror was incorporated as 599386 Alberta Ltd. under the Business Corporations Act (Alberta) on February 14, 1994 and changed its name to SYNSORB Biotech Inc. on March 31, 1994. Effective May 8, 2002: (i) each former holder of common shares of the Offeror received one new common share for each eight cancelled common shares previously held by such holder; (ii) the stated capital of the Offeror was reduced in respect of the common shares of the Offeror by $59,896,000; and (iii) 4,000,235 common shares of Oncolytics Biotech Inc. held by the Offeror were distributed to its shareholders. On April 3, 2003, the name of the Offeror was changed to “Hawker Resources Inc.” and a new class of non-voting equity shares was created.

     The head office of Hawker is located at 700, 700 — 2nd Street S.W., Calgary, Alberta, T2P 2W1, and the registered office is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Business of the Offeror

     Hawker is an Alberta-based corporation engaged in the business of exploring for and developing oil and natural gas reserves in western Canada and acquiring oil and natural gas properties. The Offeror owns approximately 173,000 net acres of undeveloped land focused in six core areas in Alberta and British Columbia, and presently has approximately 5,800 — 6,000 boe/d of natural gas production.

Recent Developments

     Acquisition of W4M Properties

     On June 30, 2003, Hawker completed the acquisition of the W4M Properties. For further information concerning the W4M Properties see the AIF and the material change report of Hawker dated June 20, 2003, which are, in each case, incorporated by reference herein, and the statements of revenues and operating expenses relating to the Southward Properties (as the W4M Properties are also referred to) and the auditors’ report relating thereto, at pages F-23 to F-25, inclusive, of the Prospectus, which is incorporated by reference herein.

     Acquisition of Pointwest Energy Inc.

     On December 30, 2003, Hawker acquired all of the issued and outstanding common shares of Pointwest Energy Inc. (“Pointwest”). Prior to such acquisition, Pointwest was an oil and natural gas exploration company based in Calgary, Alberta with an asset base within a target area running through northeastern British Columbia and Alberta. For further information concerning Pointwest and the Pointwest Acquisition see those portions of the Prospectus incorporated by reference herein including the information set forth in the Prospectus under the headings “Recent Developments — Proposed Acquisition of Pointwest Energy Inc.” and “Information Concerning the Pointwest Properties” as well as the consolidated financial statements of Pointwest Energy Inc. and the auditors’ report relating thereto, at pages F-12 to F-22, inclusive, of the Prospectus, which is incorporated by reference herein.

     Prospectus Offering

     On December 30, 2003, in connection with the acquisition of Pointwest, the Offeror completed a prospectus offering of 11,200,000 Hawker Shares for gross proceeds of $45,360,000.

     Historical Synsorb Financial Statements

     Hawker has concluded discussions with the Staff of the Alberta Securities Commission (the “Staff”) regarding the accounting treatment in Hawker’s audited financial statements for the year ended December 31, 2002 (the “2002 Financial Statements”) of the May 2002 distribution to shareholders by Synsorb Biotech Inc. (as Hawker was named before its transformation into an oil and gas enterprise) of certain shares of Oncolytics Biotech Inc. (“Oncolytics”). The 2002 Financial Statements recognized a gain of $8,325,000 on the distribution, based on a fair value of the distributed shares equal to the TSX trading price of the shares. Hawker has concluded that recognition of a gain was appropriate but that Synsorb should have ceased equity accounting for its investment in Oncolytics at the end of the first quarter of 2002 as Synsorb no longer exerted significant influence over Oncolytics beyond that time. Accordingly, Hawker intends to restate the 2002 Financial Statements at the time it prepares its 2003 comparative statements to reflect the discontinuation of the equity accounting for Oncolytics beyond the first quarter of 2002. The restatement will decrease the share of loss from equity investment in Oncolytics and, as a result, decrease the gain on the subsequent sale and distribution of Oncolytics shares by $157,000, resulting in no change to reported net earnings for the year, and will have no impact on the balance sheet or cash flows for 2002. Staff have agreed with the nature and timing of the planned restatement.

     The accounting treatment in question was recorded prior to Mr. David Tuer becoming involved with Hawker in January 2003. Hawker believes that the changes to the 2002 Financial Statements arising from the restatement described above are not material to Hawker or the Offer.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

     The Offeror is authorized to issue an unlimited number of Hawker Shares, an unlimited number of class A shares and an unlimited number of preferred shares issuable in series.

     Hawker Shares

     The holders of Hawker Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Offeror, to receive such dividends as the Hawker Board declares and to share equally in the assets of the Offeror remaining upon the liquidation of the Offeror after the creditors of the Offeror have been satisfied, subject to the prior rights of the preferred shares.

     Class A Shares

     The class A shares have all of the rights and privileges associated with Hawker Shares, excluding the right to vote.

     Preferred Shares

     The preferred shares are issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Hawker Board prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Offeror, whether voluntary of involuntary, the preferred shares are entitled to preference over the Hawker Shares and any other shares ranking junior to the preferred shares and may also be given such other preferences over the Hawker Shares and any other shares ranking junior to the preferred shares as may be determined at the time of creation of each series. There are no preferred shares issued and outstanding.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Offeror as at December 31, 2002, as at September 30, 2003 and as at January 15, 2004, both before and after giving effect to the Offer.

				Outstanding as at	Outstanding as at
				January 15, 2004	January 15, 2004 after
		Outstanding as at	Outstanding as at	before giving effect to	giving effect to the
	Authorized	December 31, 2002	September 30, 2003	the Offer(2)	Offer(2) (3)

Long-term debt	(1)	nil	$23,119,000	$55,697,000	$58,182,000
Hawker Shares	unlimited	$12,741,000	$55,980,000	$112,696,000	$118,634,800 (4)
		(4,959,937	(21,897,200	(35,997,200	(37,247,423
		Hawker Shares)	Hawker Shares)	Hawker Shares)	Hawker Shares)
Class A Shares	unlimited	nil	$2,343,000	$2,343,000	$2,343,000
			(3,874,437 shares)	(3,874,437 shares)	(3,874,437 shares)

Notes:

(1)	On December 30, 2003, the Offeror entered into credit facilities, replacing the facility in existence at September 30, 2003, with a Canadian chartered bank (the “Credit Facilities”) including a $54 million extendible revolving term credit facility (the “Revolving Facility”) and a $10 million non-revolving bridge facility (the “Bridge Facility”). The Bridge Facility is repayable in full on September 30, 2004. The Revolving Facility is available for the period ending June 30, 2004, and the Offeror may request 364 day extensions prior to the expiry of each extendible term, which extensions are solely at the discretion of the bank, and if not procured in any instance will result in the Revolving Facility becoming a one year non-revolving facility. The Revolving Facility bears interest at varying rates for borrowing options including Canadian prime or U.S. base rate plus 75 basis points, LIBOR rate plus 175 basis points and 175 basis points for bankers’ acceptances, each increasing by 100 basis points per annum during the one year non-revolving term, if applicable. The Bridge Facility bears interest at varying rates for borrowing options of Canadian prime plus 250 basis points and 350 basis points for bankers’ acceptances. If any amount remains outstanding under the Bridge Facility on May 1, 2004, being the first of a number of interest rate step-up dates, all of the foregoing rates of interest under both the Revolving Facility and the Bridge Facility will increase by 25 basis points. The Credit Facilities are secured by a first floating charge debenture over all of the present and after-acquired property of the Offeror and a guarantee from each material subsidiary of the Offeror secured by a first floating charge debenture over all of the present and after-acquired property of that material subsidiary.

(2)	On December 5, 2003, the Offeror completed a private placement of 2,900,000 flow-through Hawker Shares for gross proceeds of $15,225,000. On December 30, 2003, the Offeror completed a prospectus offering of 11,200,000 Hawker Shares for gross proceeds of $45,360,000. See “Information Concerning Hawker Resources Inc. — Recent Developments - Prospectus Offering.” in this Circular.

(3)	The aggregate number of Hawker Shares issuable pursuant to the Offer is assumed to be 1,250,223 which is based on a Hawker Average Price of $4.7500. Hawker has the right, pursuant to the Pre-Acquisition Agreement, to terminate the Offer in the event that the Hawker Average Price is less than $4.7500. To the extent the Hawker Average Price is greater than $4.7500 the number of Hawker Shares to be issued in connection with the Offer will decrease.

(4)	Irrespective of the number of Hawker Shares issuable pursuant to the Offer, the stated dollar amount of the Hawker Shares will remain unchanged.

SOURCE OF FUNDS

     The total cash obligation of Hawker pursuant to the Offer will be $1,484,640, exclusive of expenses of the Offer. All such funds will be provided from the Offeror’s cash on hand or borrowings under the Credit Facilities. See “Information Concerning Hawker Resources Inc. — Consolidated Capitalization” in this Circular.

AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of Hawker are Ernst & Young LLP, Chartered Accountants, 1000, 400 — 2 Avenue S.W., Calgary, Alberta T2P 5E9. The partners of Ernst & Young LLP, as a group, beneficially own, directly or indirectly, no securities of the Offeror.

     Computershare Trust Company of Canada is the registrar and transfer agent for the common shares of Hawker.

INFORMATION CONCERNING ZORIN EXPLORATION LTD.

General

     ZORIN Exploration Ltd. is a corporation organized under the ABCA. ZORIN is a publicly-traded oil and natural gas exploration company based in Calgary, Alberta. ZORIN is active in Alberta, Saskatchewan, Ontario and Ohio. ZORIN’s principal and registered office is located at 2350, 801 — 6th Avenue S.W., Calgary, Alberta T2P 3W2. The ZORIN Shares are listed and posted for trading on the TSXV under the trading symbol “ZEL”.

Price Range and Trading Volume of ZORIN Shares

     The ZORIN Shares are currently listed for trading on the TSXV under the symbol “ZEL”. The following table sets forth the high and low prices and trading volumes for the periods indicated as reported by the TSXV.

	Price Range ($)

Period	High	Low	Trading Volume

2003
July	0.40	0.25	97,500
August	0.38	0.30	85,500
September	0.39	0.30	160,000
October	0.36	0.31	94,000
November	0.38	0.30	89,500
December	0.38	0.26	178,000
2004
January	0.40	0.30	1,846,250
February (2 to 9)	0.39	0.39	31,000

Effect of the Offer on Market and Listing

     The purchase of ZORIN Shares by the Offeror pursuant to the Offer will reduce the number of ZORIN Shares that might otherwise trade publicly, will reduce the number of holders of ZORIN Shares and could adversely affect the liquidity and market value of the remaining ZORIN Shares held by the public. If the number and distribution of publicly-held ZORIN Shares no longer meets with the criteria for continued listing on the TSXV, it is anticipated that an application will be made by the Offeror to delist the ZORIN Shares. If the ZORIN Shares are delisted it is possible that such ZORIN Shares would be traded in the over-the-counter market. The extent of the public market for the ZORIN Shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such ZORIN Shares on the part of brokerage houses and other factors.

     After the purchase of the ZORIN Shares under the Offer, ZORIN may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of certain provinces of Canada. Furthermore, it may be possible for ZORIN to request the elimination of the public reporting requirements in any province having an insignificant number of resident ZORIN Shareholders.

     If the Offeror succeeds in acquiring all of the ZORIN Shares pursuant to the Offer and under a Compulsory Acquisition or pursuant to a Subsequent Acquisition Transaction, as referred to in the Offer, ZORIN will become wholly-owned by the Offeror, the ZORIN Shares will be delisted and ZORIN will, subject to regulatory approval, cease to be a “reporting issuer” for the purposes of Canadian securities legislation.

INFORMATION CONCERNING THE OFFEROR AND ZORIN

Existing Business Relationship Between the Offeror and ZORIN

     There are no existing business relationships between the Offeror, its associates or affiliates and ZORIN and its subsidiaries.

Ownership of ZORIN Shares

     None of the Offeror nor any director or senior officer of the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of ZORIN, other than pursuant to the Pre-Tender Agreements. To the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, no securities of ZORIN are owned (directly or indirectly) by, nor is control or direction over any securities of ZORIN exercised by, any associate of any director or senior officer of the Offeror or any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of the Offeror or any person or company acting jointly or in concert with the Offeror.

Trading in ZORIN Shares

     Since January 1, 2003, no securities of ZORIN have been traded by the Offeror or any director or senior officer of the Offeror or, to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, by any associate of any director or senior officer of the Offeror, by any person or company who beneficially owns (directly or indirectly) more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror.

Commitments to Acquire Securities of ZORIN

     No securities of ZORIN are the subject of any commitments made by the Offeror, or the directors or senior officers of the Offeror and, to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, no securities of ZORIN are the subject of any commitments made by, any associate of any director or senior officer of the Offeror, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person or company acting jointly or in concert with the Offeror, to acquire any equity securities of ZORIN, except for the commitments to acquire the ZORIN Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Pre-Tender Agreements. See “Pre-Acquisition Agreement” in this Circular.

Arrangements Between the Offeror and the Directors and Officers of ZORIN

     Other than pursuant to the Pre-Tender Agreements and other than as set out in this Circular under “Pre-Acquisition Agreement — Reconstitution of ZORIN Board”, “Pre-Acquisition Agreement — Employment Agreements” and “Pre-Acquisition Agreement — ZORIN Options and ZORIN Warrants”, there are no arrangements or agreements made or proposed to be made between the Offeror and any of the directors or senior officers of ZORIN or ZORIN’s subsidiaries and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation in respect of loss of office or in respect of such directors or senior officers remaining in or retiring from office if the Offer is successful.

Arrangements Between the Offeror and ZORIN Shareholders

     Other than as referred to under “Arrangements Between the Offeror and the Directors and Officers of ZORIN”, “Pre-Acquisition Agreement — Reconstitution of ZORIN Board”, “Pre-Acquisition Agreement — Employment Agreements” and “Pre-Acquisition Agreement — ZORIN Options and ZORIN Warrants” in this Circular and other than pursuant to the Pre-Tender Agreements, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of ZORIN with respect to the Offer or between the Offeror and any person or company with respect to any securities of ZORIN.

Benefits From Offer

     Other than as referred to in this Circular under “Arrangements Between the Offeror and the Directors and Officers of ZORIN”, there are no direct or indirect benefits of accepting or refusing to accept the Offer to any director or senior officer of ZORIN or, to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, to any associate of any director or senior officer of ZORIN or to any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of ZORIN or to any person acting jointly or in concert with the Offeror.

Selected Pro Forma Financial Information

     The following table sets out certain financial information for Hawker and pro forma consolidated financial information for Hawker after giving effect to the acquisition of the W4M Properties, the Pointwest Acquisition, the proposed acquisition of all of the ZORIN Shares pursuant to the Offer and certain other adjustments. The information concerning ZORIN has been taken from, or based upon, public sources. The following information should be read in conjunction with the pro forma consolidated financial statements of Hawker and the financial statements of Hawker incorporated by reference in this Circular, including the notes thereto. The information presented below assumes that all of the ZORIN Shares are acquired under the Offer.

	For the nine months ended September 30, 2003
	(unaudited)
	Hawker	W4M Properties	Pointwest	ZORIN	Pro forma
(All amounts in thousands of Canadian dollars except per share amounts)	$	$	$	$	$

Revenue
Oil and natural gas sales	8,786	21,248	40,070	3,216	73,320
Royalties, net	(2,389)	(5,757)	(9,708)	(444)	(18,298)
Interest income	68	—	—	—	68
Other	382	—	—	417	799

	6,847	15,491	30,362	3,189	55,889

Expenses
Production	838	1,795	4,092	985	7,710
General and administrative	2,329	—	770	379	3,478
Interest	267	—	213	112	1,917
Depletion and depreciation	4,196	—	11,475	722	26,838
Site restoration	146	—	404	26	576

	7,776	1,795	16,954	2,224	40,519

Earnings (loss) before the following:	(929)	13,696	13,408	965	15,370
Lease abandonment expense	(322)	—	—	—	(322)
Operating costs and write-downs associated with assets held for sale	(179)	—	—	—	(179)
Alberta Heritage Foundation grant settlement	368	—	—	—	368

Earnings (loss) before income taxes	(1,062)	13,696	13,408	965	15,237
Income tax expense (recovery)	106	—	5,526	419	239

Net earnings (loss)	(1,168)	13,696	7,882	546	14,998

Earnings per share					0.36

Previous Distributions of ZORIN Shares

     Based on publicly available information and information provided to the Offeror by ZORIN, the Offeror believes that no ZORIN Shares have been distributed during the five years preceding the date of the Offer, except for the following:

Date of Issue	Number of ZORIN Shares		Issue Price per ZORIN Share ($)	Aggregate Proceeds to ZORIN ($)

October 6, 1999	125,000	(1)	$0.10	$12,500
October 22, 1999	50,000	(1)	0.20	10,000
March 21, 2000	50,000	(1)	0.10	5,000
March 27, 2000	50,000	(1)	0.10	5,000
May 22, 2001	50,000	(1)	0.10	5,000
May 29, 2001	400,000	(1)	0.21	82,500
May 29, 2001	50,000	(1)	0.30	15,000
June 1, 2001	50,000	(1)	0.20	10,000
June 27, 2001	750,000		1.00	750,000
June 27, 2001	20,000	(1)	0.25	5,000
August 1, 2001	250,000		1.00	250,000
November 6, 2001	40,000	(1)	0.30	12,000
December 3, 2001	13,000	(1)	0.25	3,250
December 6, 2001	50,000	(1)	0.25	12,500
December 7, 2001	553,000		0.56	309,680
December 12, 2001	50,000	(1)	0.20	10,000
December 13, 2001	50,000		0.56	28,000
April 1, 2002	170,000		0.90	153,000
April 1, 2002	550,000		1.00	550,000
May 7, 2002	50,000	(1)	0.25	12,500
May 7, 2002	50,000	(1)	0.25	12,500
May 7, 2002	50,000	(1)	0.25	12,500
September 30, 2002	297,000		0.50	148,500
October 7, 2002	40,000		0.50	20,000
March 30, 2003	50,000	(1)	0.20	10,000
March 30, 2003	50,000	(1)	0.25	12,500
August 31, 2003	50,000	(1)	0.20	10,000

Note:

(1)	Issued on exercise of ZORIN Options.

MATERIAL CHANGES IN THE AFFAIRS OF ZORIN AND OTHER INFORMATION

     Except for the Offer and as set out below and otherwise set forth herein, the Offeror has no information, as of the date hereof, which indicates that any material change has occurred in the affairs, financial position or prospects of ZORIN since September 30, 2003, the date of ZORIN’s last published financial statements.

     The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect a decision of a ZORIN Shareholder to accept or reject the Offer.

ACQUISITION OF SECURITIES NOT DEPOSITED

Compulsory Acquisition

     The purpose of the Offer is for the Offeror to acquire all of the outstanding ZORIN Shares. If within the time limit for the acceptance of the Offer or within 120 days after the date of the Offer, whichever period is shorter, the Offer has been accepted by holders of not less than 90% of the ZORIN Shares, other than ZORIN Shares held on the date of the Offer by or on behalf of the Offeror or its affiliates and associates, and the Offeror has taken up and paid for such ZORIN Shares, the Offeror currently intends to acquire, pursuant to the compulsory acquisition provisions of Part 16 of the ABCA, the remainder of the ZORIN Shares on the same terms, including price, on which the Offeror acquired ZORIN Shares pursuant to the Offer (a “Compulsory Acquisition”). The Offeror may, in its discretion, allocate the aggregate purchase price payable to all holders of the remainder of the ZORIN Shares acquired pursuant to a Compulsory Acquisition pro rata amongst all such holders so that each such holder receives Hawker Shares in respect of 80% of the purchase price payable for the ZORIN Shares acquired from each such holder and cash in respect of 20% of the purchase price payable for the ZORIN Shares acquired from each such holder.

     To exercise such statutory right, the Offeror must give notice (the “Offeror’s Notice”) to each registered holder of ZORIN Shares who did not accept the Offer (and to each person who subsequently acquires any such ZORIN Shares) (in each case, a “Dissenting Offeree”) of such proposed acquisition by registered mail within 60 days from the Expiry Date and in any event within 180 days from the date of the Offer. Within 20 days after giving the Offeror’s Notice, the Offeror must pay or transfer to ZORIN the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust by ZORIN for the Dissenting Offerees. Within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates representing the ZORIN Shares held by such Dissenting Offeree to ZORIN, and each Dissenting Offeree must elect within 60 days after the date of the sending of the Offeror’s Notice to transfer his or her ZORIN Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of the ZORIN Shares held by such Dissenting Offeree by so notifying the Offeror and by applying to the Court of Queen’s Bench of Alberta to fix the fair value of such ZORIN Shares. If a Dissenting Offeree has elected to demand payment of the fair value of that Dissenting Offeree’s ZORIN Shares, the Offeror may apply to the Court of Queen’s Bench of Alberta to fix the fair value of the ZORIN Shares of that Dissenting Offeree. If the Dissenting Offeree does not notify the Offeror and apply to a court within the applicable 60 day period, the Dissenting Offeree will be deemed to have elected to transfer such ZORIN Shares to the Offeror on the terms of the Offer. Any judicial determination of the fair value of the ZORIN Shares could be more or less than the amount paid pursuant to the Offer.

     The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the ABCA. Reference should be made to Part 16 of the ABCA for a complete description of the provisions regarding Compulsory Acquisitions. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about these provisions should consult their legal advisors.

     In the decision of the Ontario Court (General Division) of Shoom v. Great-West Life, Inc. (1998), 40 O.R. (3d) 772, aff’d (1998), 42 O.R. (3d) 732 (C.A.) (“Shoom”), the Court considered the rights of a shareholder who did not tender his shares to a take-over bid under which shareholders were offered a choice of consideration consisting of cash or securities, subject to proration in the event that shareholders in the aggregate elected more than the maximum number of securities offered. The proration provisions used under the take-over bid resulted in all of the securities available for issuance under the bid being issued to shareholders on the first take-up date under the bid with no securities remaining available for issuance to dissenting shareholders under a statutory compulsory acquisition procedure. The Court held that a dissenting shareholder was entitled to receive no less favourable treatment than any other shareholders who had tendered to the bid, notwithstanding that the maximum number of securities issuable under the bid had already been issued by the offeror to shareholders who had tendered under the bid. Hawker believes that the prorating provisions of the Offer (which differ from those considered in the Shoom case) would apply in a manner consistent with the principles adopted by the court in Shoom.

     See “Certain Canadian Federal Income Tax Considerations” for a discussion of the tax consequences to ZORIN Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transactions

     If the Offeror takes up and pays for ZORIN Shares validly deposited to the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror currently intends to cause a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement or other transaction involving the Offeror and/or an affiliate of the Offeror and ZORIN and/or the holders of ZORIN Shares for the purposes of ZORIN becoming, directly or indirectly, a wholly-owned subsidiary of the Offeror or affecting an amalgamation or merger of ZORIN’s business and assets with or into the Offeror and/or an affiliate of the Offeror (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of ZORIN Shares acquired pursuant to the Offer. In the event of a Subsequent Acquisition Transaction, Shareholders, other than the Offeror and its affiliates, could receive cash, preferred shares (which may be immediately redeemable for cash), debt or any combination thereof. While the Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction would be the same price as the price offered under the Offer, the consideration offered to holders of ZORIN Shares in a Subsequent Acquisition Transaction could have a higher or lower value than the value of the consideration offered for the ZORIN Shares pursuant to the Offer. The Offeror may, in its discretion, allocate the aggregate purchase price payable to all holders of the remainder of the ZORIN Shares acquired pursuant to a Subsequent Acquisition Transaction pro rata amongst all such holders so that each such holder receives Hawker Shares in respect of 80% of the purchase price payable for the ZORIN Shares acquired from each such holder and cash in respect of 20% of the purchase price payable for the ZORIN Shares acquired from each such holder.

     Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their ZORIN Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its ZORIN Shares. The fair value so determined could be more or less than, or equal to, the value of the consideration paid per ZORIN Share pursuant to the Subsequent Acquisition Transaction or pursuant to the Offer.

     Each type of Subsequent Acquisition Transaction described above would constitute a “going private transaction” within the meaning of certain applicable Canadian securities legislation and regulations (collectively, the “Regulations”), Rule 61-501 and Policy Q-27. In certain circumstances, the provisions of Rule 61-501 and Policy Q-27 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “going private transaction” carried out in accordance with Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the “related party transaction” provisions of Rule 61-501 and Policy Q-27 will not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Policy Q-27 will not apply to the going private transaction.

     The Regulations, Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the ZORIN Shares (and, subject to certain exceptions, any non-cash consideration being offered therefor) and to provide to the holders of the ZORIN Shares a summary of such valuation. The Offeror expects that any Subsequent Acquisition Transaction will be effected in a manner that exempts the Offeror from the foregoing valuation requirements.

     The provisions of the ABCA will require the approval of at least 66 #% of the votes cast by holders of the outstanding ZORIN Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Policy Q-27 would in effect also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority of the votes cast by “minority” holders of the ZORIN Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and AMF.

     In relation to any Subsequent Acquisition Transaction, the “minority” holders will be all Shareholders other than the Offeror, its directors and senior officers or any associate or affiliate of the Offeror or its directors or senior officers or any person or company acting jointly or in concert with the Offeror or any of its directors or senior officers. However, Rule 61-501 and Policy Q-27 also provide that the Offeror may treat ZORIN Shares acquired pursuant to the Offer as “minority”                     shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer and is completed within 120 days of the date of the Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same as the price offered under the Offer and the Offeror intends to cause ZORIN Shares acquired pursuant to the Offer to be voted in favour of such transaction. If the Offeror takes up and pays for ZORIN Shares validly deposited to the Offer and the right of Compulsory Acquisition is not available, the Offeror intends to implement a Subsequent Acquisition Transaction that is a going private transaction and thereby acquire all of the remaining ZORIN Shares.

     In addition, under Rule 61-501 and Policy Q-27, if, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the ZORIN Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable right to dissent and seek fair value or a substantially equivalent right is made available to the minority shareholders.

     See the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations” for a discussion of the tax consequences to Shareholders in the event of a Subsequent Acquisition Transaction.

     The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority Shareholders, would necessarily be subject to a number of considerations, including the number of ZORIN Shares acquired pursuant to the Offer. There can be no assurance that any such transaction will be proposed or, if proposed, effected. Shareholders should consult their own legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Other Alternatives

     If the Offeror decides not to effect the Compulsory Acquisition or to propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional ZORIN Shares in privately-negotiated transactions or in another take-over bid or taking no further action to acquire additional ZORIN Shares. Any additional purchases of ZORIN Shares could be at a price greater than, equal to, or less than, the price to be paid for ZORIN Shares under the Offer and could be for cash or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all ZORIN Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the price paid for ZORIN Shares under the Offer.

Judicial Developments

     Prior to the adoption of Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The Offeror has been advised that based upon more recent legislative enactments, going private transactions may proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders.

RISK FACTORS

     The securities offered hereby should be considered highly speculative due to the Offeror’s recent change of business and the nature of such business as well as the Offeror’s present stage of development. A prospective investor should consider carefully the risk factors set out below. In addition, prospective investors should carefully review and consider all other information contained and incorporated by reference in this Offer and Circular before making an investment decision.

Exploration, Development and Production Risks

     An investment in the Hawker Shares is speculative due to the nature of the Offeror’s involvement in the exploration, development and production of oil and natural gas and its present stage of development. Oil and natural gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Offeror depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Offeror may have at any particular time and the production therefrom will decline over time as such reserves are exploited. A future increase in the Offeror’s reserves will depend not only upon the Offeror’s ability to explore and develop any properties it may have, but also on its ability to select and acquire suitable producing properties. No assurance can be given that the Offeror will be able to continue to locate satisfactory properties for acquisition or to participate in other ventures or be able to identify and reach agreement with suitable partners. Moreover, if such acquisitions or partners are identified, the Offeror may determine that current markets, terms of acquisition and participation or pricing conditions make any such opportunities uneconomic. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by the Offeror.

     Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

     In addition, oil and natural gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

     The Offeror’s involvement in the exploration for and development of oil and natural gas properties may result in the Offeror becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although the Offeror maintains insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Offeror may in the future elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any such uninsured liabilities would reduce the funds available to the Offeror. The occurrence of a significant event that the Offeror is not fully insured against, or the insolvency of the insurer of such an event, could have a material adverse effect on the Offeror’s financial position, results of operations or prospects.

Prices, Markets and Marketing of Crude Oil and Natural Gas

     Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of the Offeror. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of the Offeror’s oil and natural gas reserves. The Offeror might also elect not to produce from certain wells at lower commodity prices. All of these factors could result in a material decrease in the Offeror’s future net production revenue, causing a reduction in its oil and natural gas acquisition and development activities. In addition, bank borrowings available to the Offeror are in part determined by the borrowing base of the Offeror. A sustained material decline in prices from historical average prices could limit or reduce the Offeror’s borrowing base, thereby reducing the debt financing available to the Offeror, and could require that a portion of any existing debt financing of the Offeror be repaid.

     The marketability and price of oil and natural gas which may be acquired or discovered by the Offeror will be affected by numerous factors beyond its control. The Offeror may be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by the Offeror. The ability of the Offeror to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Offeror may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Substantial Capital Requirements; Liquidity

     The Offeror anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Offeror. Moreover, future activities may require the Offeror to alter its capitalization significantly. The inability of the Offeror to access sufficient capital for its operations could have a material adverse effect on the Offeror’s financial condition, results of operations or prospects.

Competition

     The Offeror competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial resources than the Offeror. The Offeror’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators. The Offeror’s ability to increase reserves in the future will depend not only on its ability to explore and develop its properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

     The oil and natural gas industry is highly competitive. The Offeror’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include entities that have greater financial and personnel resources available to them than the Offeror.

     The Offeror’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

     All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Offeror to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Offeror’s financial condition, results of operations or prospects.

Reserves Replacement

     The Offeror’s future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Offeror successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves the Offeror may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. There can be no assurance that the Offeror’s future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

     To the extent the Offeror is not the operator of its oil and natural gas properties, the Offeror will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of the Offeror will be largely dependent upon the performance of its management and key employees. The Offeror does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Offeror. In assessing the risk of an investment in the Hawker Shares, potential investors are relying on the ability and integrity of the management of Hawker.

Corporate Matters

     To date, the Offeror has not paid any dividends on its outstanding Hawker Shares and does not anticipate the payment of any dividends on its Hawker Shares in the near future.

     Certain of the directors and officers of the Offeror are also directors and officers of other oil and natural gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of the Offeror and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA.

Permits and Licenses

     The operations of the Offeror may require licenses and permits from various governmental authorities. There can be no assurance that the Offeror will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

Additional Funding Requirements

     The Offeror’s cash flow may not be sufficient to fund its ongoing activities and implement its business plan. From time to time, the Offeror may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Offeror to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Offeror’s future revenues from its future reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Offeror’s ability to expend the necessary capital to replace its reserves or to maintain its production. If the Offeror’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms.

Issuance of Debt

     The Offeror’s activities may be financed partially or wholly with debt, which may increase the Offeror’s debt levels above industry standards. Neither the Offeror’s articles nor its by-laws limit the amount of indebtedness that the Offeror may incur. The level of the Offeror’s indebtedness from time to time could impair the Offeror’s ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Availability of Drilling Equipment and Access Restrictions

     Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such equipment or access restrictions may affect the availability of such equipment to the Offeror and may delay exploration and development activities.

Title Defects

     Although title reviews will generally be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews may not discover unforeseen title defects that could adversely affect Hawker’s title to the property or entitlement to revenue from the property. No title review was conducted in respect of the Pointwest Acquisition or ZORIN.

Uncertainty of Reserve Information

     There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived from exploration and production activities, including many factors that are beyond the control of the Offeror. The reserve and cash flow information in or incorporated by reference into this Offer and Circular represents estimates only. The reserves and estimated future net cash flow from Hawker’s properties (other than the Pointwest Properties) have been independently evaluated effective May 1, 2003 by McDaniel and the Pointwest Properties have been independently evaluated effective September 30, 2003 by GLJ. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Offeror. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such activities do not achieve the level of success assumed in the evaluations.

Kyoto Protocol

     Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. Hawker’s exploration and production facilities and other operations and activities will emit greenhouse gases which may subject Hawker to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and natural gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta’s Bill 37: Climate Change and Emissions Management Act, may require the reduction of emissions or emissions intensity from the Offeror’s operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Offeror.

Government Regulation and Taxation

     Oil and natural gas operations are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and reclamation of the environment, mine safety, hazardous materials, toxic substances, taxation and other matters. The Offeror believes that it is in substantial compliance with all applicable laws and regulations. Amendments to current laws and regulations governing oil and natural gas operations and the more stringent implementation thereof are actively considered from time to time and the implementation thereof could have a material adverse impact on the Offeror. In addition, taxation laws and regulations as well as the current administrative practices of both the federal and provincial tax authorities may be amended or construed in such a way that is detrimental to the Offeror or its activities.

DEPOSITARY

     The Offeror has retained Computershare Trust Company of Canada to act as a depositary for the receipt of certificates in respect of ZORIN Shares and related Letters of Acceptance and Notices of Guaranteed Delivery deposited under the Offer and for the payment for ZORIN Shares purchased by the Offeror pursuant to the Offer. The Depositary will receive compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

     No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their ZORIN Shares directly with the Depositary. ZORIN Shareholders should contact the Depositary or their broker or dealer for assistance in accepting the Offer and in depositing the ZORIN Shares with the Depositary.

SOLICITING DEALER

     Peters & Co. Limited has been retained to act as soliciting dealer in connection with the Offer and to solicit acceptances of the Offer. The Offeror has agreed to pay the Soliciting Dealer its reasonable out-of-pocket expenses. In addition, the Offeror has agreed to indemnify the Soliciting Dealer and others against certain liabilities and expenses.

     No brokerage fees or commissions will be payable by any Shareholder who accepts the Offer by depositing their ZORIN Shares directly with the Depositary or who uses the services of the Soliciting Dealer to accept the Offer.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Blake, Cassels & Graydon LLP, counsel to the Offeror, the following is, as of the date hereof, a summary of the principal income tax considerations under the Tax Act generally applicable to certain ZORIN

Shareholders who dispose of their ZORIN Shares pursuant to the Offer or pursuant to transactions described in this Circular under the heading “Acquisition of Securities Not Deposited”.

     This summary is based on the current provisions of the Tax Act and the Tax Regulations in force as of the date hereof, all Tax Proposals and counsel’s understanding of the current published administrative policies of the CRA. This opinion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form currently proposed or at all.

     This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult with their own tax advisors for advice with respect to the tax consequences to them of disposing of their ZORIN Shares having regard to their own particular circumstances.

     This summary generally is applicable to Shareholders that dispose of their ZORIN Shares pursuant to the Offer or pursuant to certain transactions described under “Acquisition of Securities Not Deposited” in this Circular and, for purposes of the Tax Act and at all relevant times: (i) deal at arm’s length with and are not affiliated with ZORIN or Hawker; (ii) hold their ZORIN Shares as capital property; (iii) following the completion of the Offer will not, either alone or together with other persons with whom they do not deal at arm’s length, either control Hawker or beneficially own shares of Hawker which have a fair market value in excess of 50% of the fair market value of all outstanding shares of Hawker; and (iv) are not “specified financial institutions” or “financial institutions” (each as defined in the Tax Act) subject to the “mark-to-market” rules contained in the Tax Act.

     ZORIN Shares generally will constitute capital property of a Shareholder unless the ZORIN Shares are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities, or were acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders that are resident in Canada for the purpose of the Tax Act whose ZORIN Shares might not otherwise be considered to be capital property may be eligible to make an irrevocable election under the Tax Act to have every “Canadian security” owned by such Shareholder in the taxation year of the election and all subsequent years deemed to be capital property. Shareholders should consult their own tax advisors as to whether they hold their ZORIN Shares as capital property for purposes of the Tax Act.

Shareholders Resident in Canada

     The following portion of this summary is applicable only to Shareholders that are, at all relevant times, resident or deemed to be resident in Canada for purposes of the Tax Act and any applicable tax treaty.

     Sale Pursuant to the Offer

     As a result of the operation of various terms of the Offer, Shareholders may receive a combination of cash and Hawker Shares as consideration for their ZORIN Shares. In such circumstances, Shareholders are deemed to dispose of a fraction of each of their ZORIN Shares exclusively for cash and the remaining fraction of each of such ZORIN Shares exclusively for a fraction of a Hawker Share. The fraction of each ZORIN Share disposed of exclusively for a fraction of a Hawker Share will be equal to the fraction obtained by dividing the total fair market value of all of the Hawker Shares received by a Shareholder by the sum of the fair market value of such Hawker Shares and the total amount of cash received by that Shareholder. The balance of each such ZORIN Share, if any, will be disposed of for cash. Each disposition of a fraction of a ZORIN Share for a fraction of a Hawker Share and disposition of a fraction of a ZORIN Share for cash will be regarded as separate transactions for the purposes of computing the Shareholder’s capital gain or capital loss.

     A Shareholder will realize a capital gain, or capital loss, in respect of each ZORIN Share (or fraction thereof) that is disposed of for cash to the extent that the amount of cash received for each such ZORIN Share (or fraction thereof) exceeds, or is exceeded by, the sum of the adjusted cost base of such ZORIN Share (or fraction thereof) to the Shareholder and any reasonable costs of disposition. Such capital gain or capital loss will be subject to the income tax treatment described below under “Taxation of Capital Gains and Capital Losses”. In respect of each ZORIN Share (or fraction thereof) that is disposed of for a fraction of a Hawker Share, unless the Shareholder includes any portion of the capital gain or capital loss otherwise determined in respect of such ZORIN Share (or fraction thereof) in computing the Shareholder’s income for the taxation year in which the disposition occurs, the Shareholder will be deemed under the Tax Act to have disposed of it for proceeds of disposition equal to the Shareholder’s adjusted cost base in respect of such ZORIN Share (or fraction thereof) immediately before the disposition, and to have acquired the fraction of the Hawker Share received in exchange therefor at a cost equal to such proceeds of disposition.

     Taxation of Capital Gains and Capital Losses

     Generally, a ZORIN Shareholder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income and will be entitled to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized by the ZORIN Shareholder in the year of disposition. Any allowable capital losses in excess of such taxable capital gains may be carried back and deducted in any of the preceding three years, or carried forward in any following year, against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. In the case of a ZORIN Shareholder that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of ZORIN Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act.

     A Shareholder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

     Capital gains realized by individuals or trusts, other than certain trusts, may be subject to alternative minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax. Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

     Acquisition of ZORIN Shares Not Deposited

     As described under “Acquisition of Securities Not Deposited” in this Circular, the Offeror may acquire ZORIN Shares not deposited under the Offer pursuant to the statutory right of Compulsory Acquisition under Part 16 of the ABCA. A Shareholder whose ZORIN Shares are acquired pursuant to a Compulsory Acquisition generally will be subject to the respective tax treatments described above.

     As further described under “Acquisition of Securities Not Deposited” in this Circular, it is Hawker’s current intention to consider other means of acquiring, directly or indirectly, all of the equity in ZORIN in accordance with applicable law, including a Subsequent Acquisition Transaction. In the event the Offeror undertakes a Subsequent Acquisition Transaction involving ZORIN, the tax consequences to the Shareholders who do not tender their ZORIN Shares to the Offer would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above, depending upon the exact manner in which the transaction is carried out.

     Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their ZORIN Shares acquired pursuant to such transactions.

Shareholders Not Resident in Canada

     The following portion of this summary is applicable only to Shareholders that are neither resident, nor deemed to be resident, in Canada for the purposes of the Tax Act or any applicable income tax treaty (“Non-Resident Shareholders”), that do not use or hold, and are not deemed to use or hold, their ZORIN Shares in carrying on a business in Canada, or in the case of Non-Resident Shareholders that carry on an insurance business in Canada and elsewhere, establish that such property is not effectively connected with such insurance business carried on in Canada.

     Sale Pursuant to the Offer

     A Non-Resident Holder of ZORIN Shares that are not “taxable Canadian property” (as defined in the Tax Act) to such holder will not be subject to income tax under the Tax Act on the disposition of such shares under the Offer.

     ZORIN Shares of a Non-Resident Shareholder generally will not constitute “taxable Canadian property” at any particular time unless: (a) the ZORIN Shares are not then listed on a prescribed stock exchange; (b) at any time within the five year period immediately preceding the disposition by such Shareholder of ZORIN Shares, such Shareholder, persons not dealing at arm’s length with such Shareholder, or any combination thereof owned (or had an interest in or an option in respect of) 25% or more of the issued shares of any class or series of the capital stock of ZORIN or a predecessor of ZORIN; (c) such Shareholder elected under the Tax Act to have the ZORIN Shares deemed to be “taxable Canadian property”; or (d) the ZORIN Shares were acquired in circumstances under which they are deemed to be “taxable Canadian property”. If the ZORIN Shares constitute, or are deemed to constitute, taxable Canadian property to a particular Non-Resident Holder, the tax consequences on the disposition or deemed disposition thereof under the Offer described above under “Residents of Canada” generally will apply (subject to the terms of any applicable income tax treaty) and, in certain circumstances, the notification and withholding provisions of section 116 of the Tax Act may apply to the Non-Resident Shareholder.

     Acquisition of ZORIN Shares Not Deposited

     As described in “Acquisition of Securities Not Deposited” in this Circular, the Offeror may, in certain circumstances, acquire ZORIN Shares pursuant to a Compulsory Acquisition under Part 16 of the ABCA. If the ZORIN Shares are not listed on a prescribed stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Holder. See “Effect of the Offer on Market and Listings” in this Circular. Where a Non-Resident Holder disposes of ZORIN Shares that are taxable Canadian property to the holder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian income tax under the terms of an applicable income tax treaty, the tax consequences as described above under “Taxation of Capital Gains and Capital Losses” generally will apply. In addition, if the ZORIN Shares are not listed on a prescribed stock exchange at the time of disposition, the notification and withholding provisions of section 116 of the Tax Act will apply to a Non-Resident Holder.

     In the event the Offeror undertakes a Subsequent Acquisition Transaction involving ZORIN, the tax consequences to Non-Resident Shareholders that do not tender their ZORIN Shares under the Offer would depend upon the exact manner that the particular transaction is undertaken. Such tax consequences may include a deemed dividend, a capital gain or loss, or both a deemed divided and a capital gain or loss.

     Any interest or dividends deemed received by Non-Resident Shareholders in connection with the disposition of their ZORIN Shares will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable income tax treaty.

     Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their ZORIN Shares acquired pursuant to such transactions.

ACCEPTANCE OF OFFER

     Except for the following persons who have entered into Pre-Tender Agreements, the Offeror has no knowledge regarding whether any ZORIN Shareholders will accept the Offer.

	Number of ZORIN	Number of ZORIN	Number of ZORIN
	Shares to be tendered to	Options to be	Warrants to be
ZORIN Shareholder	Offer	Cancelled (1)	Cancelled (1)

D. J. Andrews	897,000	50,000	50,000
Michael J. Hopkins	275,000	100,000	Nil
Denyce Lundeen	260,000	150,000	50,000
Brad D. Markel	137,000	50,000	10,000
A. Pochmursky	485,000	50,000	75,000
Robert R. Rooney	50,000	100,000	50,000
Wayne R. Toole	9,289,500	450,000	263,000

Note:

(1)	See “Pre-Acquisition Agreement — ZORIN Options and ZORIN Warrants” in this Circular.

EXPENSES OF THE OFFER

     The Offeror estimates that if it acquires all of the ZORIN Shares pursuant to the Offer, the total amount required to pay the expenses of the Offeror and ZORIN will be approximately $1,000,000.

LEGAL MATTERS

     The legal opinion referred to under the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations” has been provided by Blake, Cassels & Graydon LLP, counsel to the Offeror.

INTERESTS OF EXPERTS

     As at the date hereof, to the knowledge of the management of Hawker, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than 1% of the outstanding Hawker Shares.

     As of the date hereof, to the knowledge of the management of Hawker, the partners of Ernst & Young LLP as a group do not own any of the outstanding Hawker Shares.

STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides holders of ZORIN Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the holders of ZORIN Shares. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

CONSENT OF SOLICITORS

To:     The Board of Directors of Hawker Resources Inc.

     We hereby consent to the reference to our opinion contained under the heading “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer dated February 10, 2004 made by Hawker Resources Inc. to the holders of common shares of ZORIN Exploration Ltd.

Calgary, Alberta	(signed)	“Blake, Cassels & Graydon LLP”
February 10, 2004		Barristers and Solicitors

CONSENTS OF AUDITORS

To:      The Board of Directors of Hawker Resources Inc.

     We have read the Offer and the accompanying Circular made by Hawker Resources Inc. (the “Company”) dated February 10, 2004 to the holders of common shares of ZORIN Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

     We consent to the use, through incorporation by reference, in the above mentioned Circular of our report dated February 5, 2003 (except for note 13(b) which is as of March 7, 2003) to the shareholders of SYNSORB Biotech Inc. (now Hawker Resources Inc.) on the balance sheets of the Company as at December 31, 2002 and 2001 and the statements of earnings and deficit and cash flows for the years then ended, and to the use in the above mentioned Circular of our compilation report dated February 10, 2004 on the unaudited pro forma consolidated balance sheet of the Company as at September 30, 2003 and the unaudited pro forma consolidated statements of earnings for the year ended December 31, 2002 and for the nine month period ended September 30, 2003.

Calgary, Alberta	(signed)	“Ernst & Young LLP”
February 10, 2004		Chartered Accountants

     We have read the Offer and the accompanying Circular made by Hawker Resources Inc. (the “Company”) dated February 10, 2004 to the holders of common shares of ZORIN Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

     We consent to the use, through incorporation by reference, in the above-mentioned Circular of our report to the directors of the Company on the statements of revenues and operating expenses relating to the Southward Properties (as defined in the Prospectus) for each of the years in the three-year period ended December 31, 2002. Our report is dated April 21, 2003.

Calgary, Alberta	(signed)	“Deloitte & Touche LLP”
February 10, 2004		Chartered Accountants

To:      The Board of Directors of Hawker Resources Inc.

     We have read the Offer and the accompanying Circular made by Hawker Resources Inc. (the “Company”) dated February 10, 2004 to the holders of common shares of ZORIN Exploration Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

     We consent to the use, through incorporation by reference, in the above mentioned Circular of our report to the directors of Pointwest Energy Inc. (“Pointwest”) on the consolidated balance sheets of Pointwest as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the two year period ended December 31, 2002 and for the period from July 25, 2000 to December 31, 2000. Our report is dated April 12, 2003 (except for note 11 which is as of December 12, 2003).

Calgary, Alberta	(signed)	“KPMG LLP”
February 10, 2004		Chartered Accountants

To:      The Board of Directors of Hawker Resources Inc.

     We have read the Offer and the accompanying Circular made by Hawker Resources Inc. (the “Company”) dated February 10, 2004 to the holders of common shares of ZORIN Exploration Ltd. We have complied with the Canadian generally accepted standards for an auditor’s involvement with offering documents.

     We consent to the use, through incorporation by reference, in the above mentioned Circular of our report to the directors of ZORIN Exploration Ltd. (“ZORIN”) on the consolidated balance sheets of ZORIN as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the two year period ended December 31, 2002. Our report is dated April 4, 2003.

Calgary, Alberta	(signed)	“Ramsay Dalton & Company”
February 10, 2004		Chartered Accountants

CONSENTS OF INDEPENDENT PETROLEUM ENGINEERS

To:      The Board of Directors of Hawker Resources Inc.

     Gilbert Laustsen Jung Associates Ltd. hereby consents to reference in the Circular accompanying the Offer dated February 10, 2004 made by Hawker Resources Inc. to the holders of common shares of ZORIN Exploration Ltd. of our reports dated September 30, 2003, evaluating the crude oil, natural gas and natural gas liquids reserves attributable to properties owned by Pointwest Energy Inc.

Calgary, Alberta	(signed)	“Gilbert Laustsen Jung Associates Ltd.”
February 10, 2004

To:      The Board of Directors of Hawker Resources Inc.

     McDaniel & Associates Consultants Ltd. hereby consents to reference in the Circular accompanying the Offer dated February 10, 2004 made by Hawker Resources Inc. to the holders of common shares of ZORIN Exploration Ltd. of its reserve evaluation reports entitled “Hawker Resources Inc., Mechanical Update, Evaluation of Gas Reserves, Based on March Escalating Price Assumptions, As of May 1, 2003” and “Hawker Resources Inc., Mechanical Update, Evaluation of Gas Reserves, Based on March Constant Price Assumptions, As of May 1, 2003”, both dated April 22, 2003.

Calgary, Alberta	(signed)	“McDaniel & Associates Consultants Ltd.”
February 10, 2004

APPROVAL AND CERTIFICATE

Dated: February 10, 2004

     The contents of the Offer and this Circular have been approved by, and the sending, communication or delivery thereof to the holders of common shares of ZORIN Exploration Ltd. has been authorized by, the board of directors of Hawker Resources Inc. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The present Offer and Circular do not contain any misrepresentation likely to affect the value or market price of the securities subject to the Offer.

HAWKER RESOURCES INC.

(signed) “David A. Tuer”	(signed) “Barry R. Herring”
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed)	“Ronald P. Mathison”	(signed)	“Keith T. Smith”
	Director		Director

SCHEDULE “A”

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT ON
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Hawker Resources Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Hawker Resources Inc. (the “Company”) as at September 30, 2003 and unaudited pro forma consolidated statement of earnings for the nine months then ended and for the year ended December 31, 2002, and have performed the following procedures:

1.	Compared the figures in the columns captioned “Hawker Resources Inc.” to the unaudited consolidated financial statements of the Company as at September 30, 2003 and for the nine months then ended, and the audited financial statements of the Company for the year ended December 31, 2002, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “W4M Properties” to the unaudited statement of revenues and operating expenses of Southward Energy Ltd. for the six months ended June 30, 2003 and the audited statement of revenues and operating expenses for the year ended December 31, 2002, respectively, and found them to be in agreement.

3.	Compared the figures in the columns captioned “Pointwest Energy Inc.” (“Pointwest”) to the unaudited consolidated financial statements of Pointwest as at September 30, 2003 and for the nine months then ended and the audited consolidated financial statements of Pointwest for the year ended December 31, 2002, respectively, and found them to be in agreement.

4.	Compared the figures in the columns captioned “ZORIN Exploration Ltd.” (“ZORIN”) to the unaudited consolidated financial statements of ZORIN as at September 30, 2003 and for the nine months then ended and the audited consolidated financial statements of ZORIN for the year ended December 31, 2002, respectively, and found them to be in agreement.

5.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

The officials:

(c)	described to us the basis for determination of the pro forma adjustments, and

(d)	stated that the pro forma consolidated financial statements comply as to form in all material respects with applicable regulatory requirements.

6.	Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Hawker Resources Inc.”, “Pointwest Energy Inc.”, “W4M Properties” and “ZORIN Exploration Ltd.” as at September 30, 2003 and for the nine months then ended, and for the year ended December 31, 2002, and found the amounts in the column captioned “Pro forma” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta	(Signed) “Ernst & Young LLP”
February 10, 2004	Chartered Accountants

Hawker Resources Inc.

PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2003
(Unaudited)

	Hawker	Pointwest	ZORIN
	Resources	Energy	Exploration	Pro forma
	Inc.	Inc.	Ltd.	adjustments			Pro forma
[thousands of Canadian dollars]	$	$	$	$	Notes		$

ASSETS
Current
Cash	—	220	—	(74,473)	2	(b)	—
				42,452	2	(c)
				21,801	2	(c)
				10,000	2	(c)
Accounts receivable	8,777	5,267	597				14,641
Deposits and prepaid expenses	1,030	317	124				1,471

	9,807	5,804	721	(220)			16,112
Assets held for sale	2,190	—	—				2,190
Capital assets	69,684	56,492	10,475	30,800	2	(b)	169,604
				2,153	2	(d)

	81,681	62,296	11,196	32,733			187,906

See accompanying notes to unaudited pro forma consolidated financial statements

Hawker Resources Inc.

PRO FORMA CONSOLIDATED BALANCE SHEET
As at September 30, 2003
(Unaudited)

	Hawker	Pointwest	ZORIN
	Resources	Energy	Exploration	Pro forma
	Inc.	Inc.	Ltd.	adjustments			Pro forma
[thousands of Canadian dollars]	$	$	$	$	Notes		$

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	10,314	12,599	1,476				24,389
Income tax payable	—	—	339				339
Bank loan	—	5,250	2,909				8,159

	10,314	17,849	4,724				32,887
				2,485	2	(d)
Bank loan	23,119	—	—	21,801	2	(c)	42,891
				10,000	2	(c)
				(14,514)	2	(g)
Leasehold inducements	140	—					140
Future income taxes	—	10,729	1,234	(11,963)	2(b,d)		—
					3
Future site restoration and abandonment costs	146	774	202				1,122

	33,719	29,352	6,160	7,809			77,040

Shareholders’ equity
Share capital	58,323	24,901	2,560	(24,901)	2	(b)	121,227
				(2,560)	2	(d)
				42,452	2	(c)
				14,514	2	(g)
				5,938	2	(d)
Retained earnings (deficit)	(10,361)	8,043	2,476	(8,043)	2	(b)	(10,361)
				(2,476)	2	(d)

	47,962	32,944	5,036	24,924			110,866

	81,681	62,296	11,196	32,733			187,906

See accompanying notes to unaudited pro forma consolidated financial statements

Hawker Resources Inc.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the nine months ended September 30, 2003
(Unaudited)

	Hawker		Pointwest	ZORIN
	Resources	W4M	Energy	Exploration	Pro forma			Pro
[thousands of Canadian dollars	Inc.	Properties	Inc.	Ltd.	adjustments			forma
except per share amounts]	$	$	$	$	$	Notes		$

Revenue
Oil and natural gas sales	8,786	21,248	40,070	3,216				73,320
Royalties, net	(2,389)	(5,757)	(9,708)	(444)				(18,298)
Interest income	68	—	—	—				68
Other	382	—	—	417				799

	6,847	15,491	30,362	3,189				55,889

Expenses
Production	838	1,795	4,092	985				7,710
General and administrative	2,329	—	770	379				3,478
Interest	267	—	213	112	1,325	2(a,c,e,g	)	1,917
Depletion and depreciation	4,196	—	11,475	722	10,445	2(f	)	26,838
Site restoration	146	—	404	26				576

	7,776	1,795	16,954	2,224	11,770			40,519

Earnings (loss) before the following:	(929)	13,696	13,408	965	(11,770)			15,370
Lease abandonment expense	(322)	—	—	—				(322)
Operating costs and write-downs associated with assets held for sale	(179)	—	—	—				(179)
Alberta Heritage Foundation grant settlement	368	—	—	—				368

Earnings (loss) before income taxes	(1,062)	13,696	13,408	965	(11,770)			15,237
Income tax expense (recovery)	106	—	5,526	419	(5,812)	3		239

Net earnings (loss)	(1,168)	13,696	7,882	546	(5,958)			14,998

Earnings per share [note 4]								0.36

See accompanying notes to unaudited pro forma consolidated financial statements

Hawker Resources Inc.

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
For the year ended December 31, 2002
(Unaudited)

	Hawker		Pointwest	ZORIN
	Resources	W4M	Energy	Exploration	Pro forma			Pro
[thousands of Canadian dollars	Inc.	Properties	Inc.	Ltd	adjustments			forma
except per share amounts]	$	$	$	$	$	Notes		$

Revenue
Oil and natural gas sales	—	24,395	20,249	3,755				48,399
Royalties, net	—	(6,088)	(4,701)	(573)				(11,362)
Interest income	32	—	27	—				59
Other	107	—	—	523				630

	139	18,307	15,575	3,705				37,726

Expenses
Production	—	3,708	3,435	1,117				8,260
General and administrative	1,596	—	1,193	370				3,159
Interest	71	—	137	165	2,555	2(a,c,e,g	)	2,928
Maintenance of patents	243	—	—	—				243
Depletion, depreciation and asset write-downs	7,216	—	6,916	1,336	15,785	2(f	)	31,253
Site restoration	—	—	249	57				306

	9,126	3,708	11,930	3,045	18,340			46,149

Earnings (loss) before the following:	(8,987)	14,599	3,645	660	(18,340)			(8,423)
Gain on sale and distribution of Oncolytics shares	13,224	—	—	—				13,224
Share of loss from equity investment in Oncolytics	(471)	—	—	—				(471)

Earnings (loss) before income taxes	3,766	14,599	3,645	660	(18,340)			4,330
Income tax expense (recovery)	—	—	1,822	308	(1,818)	3		312

Net earnings (loss)	3,766	14,599	1,823	352	(16,522)			4,018

Earnings per share [note 4]								0.10

See accompanying notes to unaudited pro forma consolidated financial statements

Hawker Resources Inc.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2003 and for the Nine Months ended September 30, 2003 and Year Ended
December 31, 2002
(Unaudited)
(thousands of Cdn. Dollars, except share and per share amounts)

1. BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements have been prepared by Hawker management in accordance with Canadian generally accepted accounting principles for inclusion in the Offer to Purchase (“Offer”) all of the outstanding shares of ZORIN Exploration Ltd. (“ZORIN”) by Hawker Resources Inc. (“Hawker”) and Circular dated February 10, 2004 and in the opinion of management contain all adjustments necessary for fair presentation. These unaudited pro forma consolidated financial statements are based on the historical financial statements of Hawker, ZORIN and Pointwest Energy Inc. (“Pointwest”) and historical statements of revenues and operating expenses of the W4M Properties acquired from Southward Energy Ltd. (“Southward”), together with other information available to Hawker management.

The unaudited pro forma financial statements have been prepared to give effect to the following transactions:

(a)	the operating revenues and expenses for the period January 1, 2003 to June 30, 2003 and for the year ended December 31, 2002 of the 50% interest in certain oil and gas properties west of the fourth meridian (“W4M Properties”) acquired by Hawker on June 30, 2003 from Southward;

(b)	the acquisition of Pointwest on December 30, 2003 accounted for under the purchase method of accounting for cash consideration of $74,473, and the concurrent financing of such acquisition through: (i) the sale and issue of 11,200,000 common shares of Hawker for net proceeds of $42,452; and (ii) borrowings of $31,801 under bank loans;

(c)	the proposed acquisition of ZORIN accounted for under the purchase method of accounting for consideration of $8,423 consisting of cash and common shares of Hawker; and

(d)	the sale and issue of flow-through common shares by Hawker on December 5, 2003.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the results that actually would have occurred if the transactions reflected herein had been in effect on the dates indicated or of the results which may be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with:

(a)	the December 31, 2002 audited financial statements of Hawker;

(b)	the December 31, 2002 audited consolidated financial statements of Pointwest;

(c)	the December 31, 2002 audited consolidated financial statements of ZORIN;

(d)	the unaudited consolidated financial statements of Hawker as at and for the nine months ended September 30, 2003;

(e)	the unaudited consolidated financial statements of Pointwest as at and for the nine months ended September 30, 2003;

(f)	the unaudited consolidated financial statements of ZORIN as at and for the nine months ended September 30, 2003;

(g)	the audited statement of revenues and operating expenses of the W4M Properties acquired from Southward for the year ended December 31, 2002; and

Hawker Resources Inc.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2003 and for the Nine Months ended September 30, 2003 and Year Ended
December 31, 2002
(Unaudited)
(thousands of Cdn. Dollars, except share and per share amounts)

(h)	the unaudited statement of revenues and operating expenses of the W4M Properties acquired from Southward for the six month period ended June 30, 2003.

2.     PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The pro forma consolidated balance sheet gives effect to the transactions as if they occurred on September 30, 2003 and the pro forma statements of earnings give effect to the transactions as if they occurred on January 1, 2002. The revenues and operating expenses of the W4M Properties for the period from the date of acquisition on June 30, 2003 to September 30, 2003 are included in the unaudited interim consolidated statement of earnings (loss) and deficit of Hawker for the nine months ended September 30, 2003. Accordingly, the pro forma adjustments with respect to the W4M Properties in the nine month pro forma consolidated statement of earnings are only for the six month period from January 1, 2003 to June 30, 2003.

The accounting policies used in the preparation of the pro forma consolidated financial statements are in accordance with those disclosed in Hawker’s audited financial statements for the year ended December 31, 2002 and unaudited financial statements for the nine months ended September 30, 2003.

These pro forma consolidated financial statements give effect to the following transactions, assumptions and adjustments:

Acquisition of 50% interest in W4M Properties

(a)	interest at 5.25% on $26,085 in bank loans obtained to finance the acquisition of the W4M Properties amounting to $417 for the six months ended June 30, 2003 and $1,294 for the year ended December 31, 2002;

Acquisition of Pointwest

(b)	the acquisition of Pointwest on December 30, 2003 using the purchase method of accounting and a preliminary allocation (which may be subject to additional adjustments) of the purchase price to the fair value of the assets and liabilities acquired for purposes of preparing these unaudited pro forma consolidated financial statements as follows:

$

Cash	220
Accounts receivable	5,267
Prepaids	317
Oil and gas properties	87,292

Total assets	93,096
Accounts payable and accrued liabilities	(12,599)
Bank loan	(5,250)
Future site restoration and abandonment	(774)

Net cash cost	74,473

Hawker Resources Inc.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2003 and for the Nine Months ended September 30, 2003 and Year Ended
December 31, 2002
(Unaudited)
(thousands of Cdn. Dollars, except share and per share amounts)

The adjustments to the Pointwest consolidated financial statements to reflect the above purchase allocation are as follows:

$

Capital assets	30,800
Elimination of share capital	24,901
Elimination of retained earnings	8,043
Future income taxes	10,729

Net cash cost	74,473

(c)	the net cash cost of the Pointwest acquisition was financed with: (i) the net proceeds of $42,452 from the sale and issue of 11,200,000 common shares of Hawker on December 30, 2003; (ii) the proceeds of a bank loan for $21,801 with interest at 5.25% amounting to $856 for the nine month period ending September 30, 2003 and $1,193 for the year ended December 31, 2002; (iii) the proceeds of a bridge bank loan facility for $10,000 with interest at 7.00% amounting to $524 for the nine month period ending September 30, 2003 and $700 for the year ended December 31, 2002, and (iv) $220 in cash acquired.

Acquisition of ZORIN

(d)	the proposed acquisition of ZORIN using the purchase method of accounting and a preliminary allocation (which may be subject to additional adjustments) of the purchase price to the fair value of the assets and liabilities acquired for purposes of preparing these unaudited pro forma consolidated financial statements as follows:

$

Accounts receivable	597
Prepaids	124
Oil and gas properties	12,628

Total assets	13,349
Accounts payable and accrued liabilities	(1,476)
Income tax payable	(339)
Bank loan	(2,909)
Future site restoration and abandonment	(202)

Net cost	8,423

The aggregate consideration on the proposed purchase of 100% of the ZORIN shares is to a maximum of 20% in cash and 80% in Hawker common shares, at an ascribed purchase price of $0.40 per ZORIN share which, based on a total of 18,558,000 ZORIN shares outstanding, results in a total purchase price of $7,423 for the ZORIN shares. The actual number of Hawker common shares to be issued will be based on an exchange ratio determined at the time of closing using an average price of a Hawker common share at that time. For purposes of these pro forma statements, the average price of a Hawker common share is assumed to be $4.75, which is the minimum price under the Offer that would allow Hawker to withdraw its bid for the ZORIN shares.

Accordingly, the share consideration is assumed to be 80% of the ascribed purchase price of $7,423, or $5,938, resulting in the issue of 1,250,223 Hawker shares based on a $4.75 average price per Hawker common share. The remaining 20% of the ascribed purchase price of $1,485 would be in cash as a draw down on the Company’s credit facilities. Costs to be incurred by Hawker and ZORIN are estimated to be $1,000 and are assumed to be paid as a draw down on the credit facility.

Hawker Resources Inc.

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
As at September 30, 2003 and for the Nine Months ended September 30, 2003 and Year Ended
December 31, 2002
(Unaudited)
(thousands of Cdn. Dollars, except share and per share amounts)

A summary of the consideration assumed to be paid on the proposed acquisition of ZORIN is as follows:

$

Hawker common shares (1,250,223 shares at $4.75 per share)	5,938
Cash consideration	1,485

7,423
Acquisition costs	1,000

Net cost	8,423

The adjustments to the ZORIN financial statements to reflect the purchase allocation are as follows:

$

Capital assets	2,153
Elimination of share capital	2,560
Elimination of retained earnings	2,476
Future income taxes	1,234

Net cash cost	8,423

(e)	the cash component of the ZORIN purchase to be drawn on the bank loan for $2,485 with interest at 5.25% amounting to $98 for the nine month period ending September 30, 2003 and $130 for the year ended December 31, 2002;

Depletion and depreciation

(f)	the provision of depletion and depreciation resulting from the oil and gas properties acquired in 2(a), 2(b) and 2(d) in the amount of $10,445 for the nine month period ending September 30, 2003 and $15,785 for the year ended December 31, 2002; and

Sale and issue of flow-through common shares

(g)	the net proceeds of the December 5, 2003 private placement of 2,900,000 common shares on a flow-through basis of $14,514 reflected as a repayment on bank loans and the related interest expense reduction of $570 for the nine month period ending September 30, 2003 and $762 for the year ended December 31, 2002.

3.     INCOME TAXES

At September 30, 2003, Hawker had large non-capital losses and unclaimed expenditures for income tax purposes, the benefit of which has not been recorded in the financial statements. These unrecorded future income tax assets exceeded the total future tax liabilities arising from pro forma adjustments, including differences between the financial reporting and tax bases of assets recorded in the Pointwest and ZORIN acquisitions. Accordingly, it has been assumed that the benefit of these future tax assets would be recorded to offset any future income tax liabilities. The income tax expense recorded in the pro forma consolidated statements of earnings reflects the large corporations tax that would be incurred based on the unaudited pro forma consolidated financial statements.

4.     EARNINGS PER SHARE

The pro forma earnings per share is based on the number of Hawker common shares outstanding at September 30, 2003 (21,897,200 common shares and 3,874,437 class A shares) adjusted to account for the issue of 1,250,223 common shares on the proposed ZORIN acquisition, the issue of 11,200,000 common shares on December 30, 2003 and the issue of 2,900,000 flow-through common shares on December 5, 2003, as if all these shares had been issued January 1, 2002.

Office of the Depositary,
COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail:

P.O. Box 7021
31 Adelaide Street E.
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto	Calgary

100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	Watermark Tower Suite 600, 530-8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions

Toll Free
(Canada and United States)
1-800-564-6253

E-mail:
caregistryinfo@computershare.com

Office of the Soliciting Dealer

3900 Bankers Hall West
888 Third Street S.W.
Calgary, Alberta
T2P 5C5

Tel: (403) 261-4850
Fax: (403) 261-7570

Any questions and requests for assistance may be directed by Shareholders to the Soliciting Dealer or the Depositary at the telephone numbers and locations set out above.

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before completing this Letter of Acceptance and Transmittal. The Depositary or the Soliciting Dealer (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL
To accompany certificates for
Common Shares

of

EXPLORATION LTD.

To be deposited pursuant to the Offer dated February 10, 2004 of

RESOURCES INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (CALGARY TIME)
ON MARCH 17, 2004 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

     This Letter of Acceptance and Transmittal, properly completed and signed in accordance with the instructions and rules set out below, together with all other required documents, must accompany certificates for common shares (“ZORIN Shares”) of ZORIN Exploration Ltd. (“ZORIN”) deposited pursuant to the offer (the “Offer”) dated February 10, 2004 made by Hawker Resources Inc. (“Hawker”) to holders of ZORIN Shares. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such ZORIN Shares according to the Procedure for Guaranteed Delivery set forth in Section 3 of the Offer, “Manner of Acceptance”.

     The terms and conditions of the Offer are incorporated by reference into this Letter of Acceptance and Transmittal. Capitalized terms used herein but not defined in this Letter of Acceptance and Transmittal have the meanings ascribed to them in the Offer and Circular dated February 10, 2004 accompanying this Letter of Acceptance and Transmittal.

TO:	HAWKER RESOURCES INC

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITARY

The undersigned delivers to you the enclosed certificate(s) for ZORIN Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such ZORIN Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

1

DESCRIPTION OF ZORIN SHARES DEPOSITED

(if insufficient space, attach a list in the same form)

Name of Shareholder (please print)	Certificate No.	Number of ZORIN Shares*

*	Unless otherwise indicated, the total number of ZORIN Shares evidenced by any certificate(s) delivered will be deemed to have been deposited pursuant to the Offer. See Instruction 6, “Partial Tenders”.

The undersigned Shareholder hereby:

1.	acknowledges receipt of the Offer and Circular dated February 10, 2004;

2.	delivers to you the enclosed certificate(s) representing ZORIN Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the ZORIN Shares represented by such certificate(s) that are deposited under the Offer (the “Purchased Securities”) and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to Hawker all right, title and interest in and to the Purchased Securities and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on and after January 18, 2004 (collectively, the “Other Securities”), effective on and after the date that Hawker takes up and pays for the Purchased Securities (the “Effective Date”);

3.	represents and warrants that:

(a)	the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities being deposited (and the Other Securities) and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities (or such Other Securities) to any other person;

(b)	the undersigned owns the Purchased Securities being deposited (and the Other Securities) within the meaning of applicable securities laws;

(c)	the deposit of such Purchased Securities (and such Other Securities) complies with applicable laws:

and

(d)	when such Purchased Securities (and such Other Securities) are taken up and paid for by Hawker, Hawker will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4.	in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which ZORIN Shares may be lawfully delivered, directs Hawker and the Depositary, upon Hawker taking up the Purchased Securities:

(a)	to issue or cause to be issued certificate(s) for Hawker Shares and cheque(s), if any, to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below and to send such certificate(s) and cheque(s), if any, by first class insured mail, postage prepaid, to the address, or to hold the same for pick-up, as indicated below; and

(b)	to return any certificates for ZORIN Shares not purchased to the address indicated below

2

and, in the case of both (a) and (b) above, if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by ZORIN;

5.	waives any right to receive notice of purchase of the Purchased Securities;

6.	irrevocably constitutes and appoints the Offeror and any officer of Hawker, and each of them, and any other person designated by Hawker in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities deposited herewith which are taken up and paid for under the Offer and with respect to any and all Other Securities, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a)	to register or record, transfer and enter the transfer of Purchased Securities and/or Other Securities on the appropriate register of holders maintained by ZORIN; and

(b)	to exercise any and all of the rights of the holder of the Purchased Securities and/or Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities and/or Other Securities, to revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, to designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Securities and/or Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of ZORIN, and to execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and/or Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and/or Other Securities;

7.	agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities and/or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of securities of ZORIN and not to exercise any or all of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Hawker any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by Hawker as the proxy or proxy nominee or nominees of the holder of the Purchased Securities in respect of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities and/or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8.	agrees that if ZORIN should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Purchased Securities which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Hawker or its nominees or transferees on the registers maintained by ZORIN of such Purchased Securities following acceptance thereof for purchase pursuant to the Offer, then the whole of such dividend, distribution or right will be received and held by the depositing Shareholder for the account of Hawker and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of Hawker, accompanied by appropriate documentation of transfer. Pending such remittance, Hawker will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by Hawker pursuant to the Offer or deduct from the consideration payable by Hawker pursuant to the Offer the amount or value thereof, as determined by Hawker in its sole discretion;

9.	covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and/or Other Securities to Hawker;

10.	acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or

3

incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11.	by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any ZORIN Shares deposited pursuant to the Offer will be determined by Hawker in its sole discretion and that such determination shall be final and binding and acknowledges that:

(a)	Hawker reserves the absolute right to reject any and all deposits that it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction;

(b)	Hawker reserves the absolute right to waive any defect or irregularity in the deposit of any ZORIN Shares; and

(c)	there shall be no duty or obligation on Hawker, the Soliciting Dealer, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12.	by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed with Hawker and the Depositary that any contract contemplated by the Offer and this Letter of Acceptance and Transmittal as well as all documents relating thereto including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language. En signant la présente lettre de transmission, convient avec Hawker et le dépositaire que tous les contrats découlant de l’offre et de Ia présente lettre de transmission et tous les documents y afférents incluant, sans limiter la généralité de ce qui précède, l’avis de livraison garantie soient rédigés exclusivement en anglais; and

13.	declares that the undersigned:

(a)	is not acting for the account or benefit of a person from any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

(b)	is not in, or delivering this Letter of Acceptance and Transmittal from, any such jurisdiction.

Signature guaranteed by (if required under Instruction 4):	Dated: , 2004.

Authorized Signature	Signature of Shareholder or Authorized
Representative (See Instruction 3)
[U.S. Shareholders – Please complete Substitute Form W-9]

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)

4

SHAREHOLDER ELECTION

     Under the Offer, the undersigned hereby elects to receive for each ZORIN Share deposited (please check one):

                CASH ALTERNATIVE: $0.40 cash, subject to the Maximum Cash Consideration and to proration in accordance with the provisions set forth in Section 1 of the Offer, “The Offer”.

OR

          SHARE ALTERNATIVE: that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio, subject to the Maximum Share Consideration and to proration in accordance with the provisions set forth in Section 1 of the Offer, “The Offer”.

     A Shareholder who does not properly indicate an election for the Cash Alternative or the Share Alternative will be deemed to have elected the Share Alternative in respect of 80% of the ZORIN Shares deposited under the Offer by such Shareholder and the Cash Alternative in respect of the remaining 20% of the ZORIN Shares deposited under the Offer by such Shareholder, subject to proration in accordance with the Offer.

     Where, under the terms of the Offer, the consideration payable to any particular Shareholder in exchange for ZORIN Shares is a combination of cash and Hawker Shares, a fraction of each ZORIN Share held by that Shareholder will be exchanged exclusively for cash and the remainder of each such ZORIN Share will be exchanged exclusively for a fraction of a Hawker Share. In that circumstance, the fraction of each ZORIN Share disposed of exclusively for a fraction of a Hawker Share will be equal to the fraction obtained by dividing the total fair market value of all of the Hawker Shares received by the Shareholder by the sum of the fair market value of such Hawker Shares and the total of the amount of cash received by the Shareholder. The balance of each such ZORIN Share will be disposed of for cash. See “Certain Canadian Federal Income Tax Considerations” in the Circular dated February 10, 2004 accompanying this Letter of Acceptance and Transmittal.

BOX A

ISSUE CHEQUE AND/OR CERTIFICATE(S) FOR HAWKER SHARES IN THE NAME OF THE REGISTERED OWNER OF THE PURCHASED SECURITIES OR:

as follows (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(Canadian Social Insurance Number or U.S. Resident Taxpayer Identification Number)

BOX B

SEND CHEQUE AND/OR CERTIFICATE(S) FOR HAWKER SHARES TO THE SAME ADDRESS IN BOX A OR:

as follows (please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

OR

HOLD CHEQUE AN/OR CERTIFICATE FOR HAWKER SHARES FOR PICK-UP AGAINST COUNTER RECEIPT

5

BOX C

CHECK HERE IF ZORIN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

BOX D

INVESTMENT DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER
(please print or type)

(Firm)	(Telephone Number) (Fax Number)

(Registered Representative)	(Address)

      CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

BOX E

SUBSTITUTE FORM W-9

To be completed by U.S. Shareholders only (see Instruction 8)

Under penalties of perjury, I certify that:

1.	The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	1 am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

(Signature of Shareholder)	(Date)

(Social Security Number or Taxpayer Identification Number)

NOTE: FAILURE TO COMPLETE THIS BOX E OR TO PROVIDE HAWKER WITH A SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENT TO YOU PURSUANT TO THE OFFER.

6

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR”
IN THE SPACE FOR THE “TAXPAYER IDENTIFICATION NUMBER” ON SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 31% of all reportable payments made to me thereafter will be withheld until I provide a number.

(Signature of Shareholder)	(Date)

7

INSTRUCTIONS

1.	Use of Letter of Acceptance and Transmittal

(a)	This Letter of Acceptance and Transmittal, or a manually signed facsimile copy hereof, properly completed and duly executed as required by the instructions set forth below together with accompanying certificates representing the ZORIN Shares, must be received by the Depositary at any of the offices specified on the back page of this Letter of Acceptance and Transmittal before the Expiry Time, unless the Offer is extended or unless the Procedure for Guaranteed Delivery set out in Instruction 2 below is employed.

(b)	The method of delivery of this Letter of Acceptance and Transmittal, certificates representing ZORIN Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. Hawker recommends that such documents be delivered by hand to the Depositary and a receipt obtained. However, if such documents are mailed, Hawker recommends that registered mail be used and that proper insurance be obtained. Shareholders whose ZORIN Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their ZORIN Shares.

2.	Procedure for Guaranteed Delivery

     If a Shareholder wishes to deposit ZORIN Shares pursuant to the Offer and: (i) certificate(s) representing such ZORIN Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such ZORIN Shares and all other required documents to the Depositary prior to the Expiry Time, such ZORIN Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying this Letter of Acceptance and Transmittal, or a manually signed facsimile thereof, is received by the Depositary at its office in Toronto listed below, prior to the Expiry Time; and

(c)	the certificate(s) representing the deposited ZORIN Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Acceptance and Transmittal, or a manually signed facsimile hereof, covering such ZORIN Shares and all other documents required by this Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto listed below on or before 4:30 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange after the Expiry Date.

     The Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary so as to be received by the Depositary at its office in Toronto as set forth in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee by an Eligible Institution, in the form set forth in the Notice of Guaranteed Delivery.

     An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

8

3.	Signatures

(a)	This Letter of Acceptance and Transmittal must be filled in and signed by the holder of ZORIN Shares accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(b)	If this Letter of Acceptance and Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Acceptance and Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Acceptance and Transmittal.

(c)	If this Letter of Acceptance and Transmittal is executed by a person other than the registered owner(s) of the ZORIN Shares or if certificate(s) representing Hawker Shares and a cheque are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures

     If this Letter of Acceptance and Transmittal is executed by a person other than the registered owner(s) of the ZORIN Shares, if certificate(s) representing Hawker Shares and a cheque are to be issued to a person other than such registered owner(s) (see Box A) or sent to an address other than the address of the registered owner(s) (see Box B) as shown on the register of Shareholders maintained by ZORIN, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary. No guarantee is required if the signature is that of an Eligible Institution.

5.	Fiduciaries, Representatives and Authorizations

     Where this Letter of Acceptance and Transmittal or any certificate or share transfer or power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Acceptance and Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of Hawker or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.	Partial Tenders

     If less than the total number of ZORIN Shares evidenced by any certificate submitted is to be deposited under the Offer, fill in the number of ZORIN Shares to be deposited in the appropriate space on this Letter of Acceptance and Transmittal. In such case, new certificate(s) for the number of ZORIN Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Acceptance and Transmittal. The total number of ZORIN Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.	Solicitation

     Identify the investment dealer or broker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Acceptance and Transmittal and present a list of beneficial holders if applicable.

9

8.	Substitute Form W-9

     Each U.S. Shareholder is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 which is provided in Box E, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. Shareholder has been notified by the Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item 2 of the Substitute Form W-9, unless such holder has since been notified by the Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to 31% federal income tax withholding on any payment to such holder made in connection with the purchase of such holder’s ZORIN Shares. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the Substitute Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 31% on all payments to such holder made in connection with the purchase of such holder’s ZORIN Shares until a TIN is provided to the Depositary.

9.	Miscellaneous

(a)	If the space on this Letter of Acceptance and Transmittal is insufficient to list all certificates for ZORIN Shares, additional certificate numbers and number of ZORIN Shares may be included on a separate signed list affixed to this Letter of Acceptance and Transmittal.

(b)	If ZORIN Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Acceptance and Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Acceptance and Transmittal (or a facsimile thereof) waive any right to receive any notice of the acceptance of ZORIN Shares for payment.

(d)	The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein.

(e)	Additional copies of the Offer and Circular (including documents incorporated therein by reference), the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or from the Soliciting Dealer at any of the addresses listed below.

(f)	The Offer is not being made to, nor will deposits of ZORIN Shares be accepted from or on behalf of, Shareholders resident in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. Hawker may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of ZORIN Shares in such jurisdiction.

10.	Commissions

     No brokerage fees or commissions will be payable if the Offer is accepted by depositing ZORIN Shares directly with the Depositary or if the services of the Soliciting Dealer or a member of the Soliciting Dealer Group are used to accept the Offer.

11.	Lost Certificates

     If a share certificate has been lost or destroyed, this Letter of Acceptance and Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its office in Calgary listed on the back page of this Letter of Acceptance and Transmittal. The Depositary will provide replacement instructions which must be completed and submitted in good order to the Depositary prior to the Expiry Time. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary may contact you.

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Office of the Depositary,
COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail:

P.O. Box 7021
31 Adelaide Street E.
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto	Calgary

100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	Watermark Tower Suite 600, 530-8th Avenue S.W. Calgary, Alberta T2P 3S8 Attention: Corporate Actions

Toll Free
(Canada and United States)
1-800-564-6253

E-mail:
caregistryinfo@computershare.com

Office of the Soliciting Dealer

3900 Bankers Hall West
888 Third Street S.W.
Calgary, Alberta
T2P 5C5

Tel: (403) 261-4850
Fax: (403) 261-7570

The Depositary or the Soliciting Dealer (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Common Shares of

EXPLORATION LTD.

To be deposited pursuant to the Offer dated February 10, 2004 of

RESOURCES INC.

     The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer and Circular dated February 10, 2004 that accompanies this Notice of Guaranteed Delivery.

     If a Shareholder wishes to deposit common shares (“ZORIN Shares”) of ZORIN Exploration Ltd. (“ZORIN”) pursuant to the Offer and (i) the certificate(s) representing such ZORIN Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such ZORIN Shares and all other required documents to the Depositary prior to the Expiry Time (4:00 p.m. (Calgary time) on March 17, 2004 unless the Offer is extended or withdrawn), such ZORIN Shares may nevertheless be deposited under the Offer by utilizing the procedure contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at its office in Toronto at the address specified below, prior to the Expiry Time; and

(c)	the certificate(s) representing deposited ZORIN Shares in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal, or a manually signed facsimile thereof, covering such ZORIN Shares, and all other documents required by the Letter of Acceptance and Transmittal, are received by the Depositary at its office in Toronto at the address specified below at or prior to 4:30 p.m. (Toronto time) on the third trading day on the TSX Venture Exchange (“TSXV”) after the Expiry Date.

     This Notice of Guaranteed Delivery may be delivered by hand or courier, transmitted by facsimile transmission or delivered by mail to the Depositary so as to be received by the Depositary at its office in Toronto not later than the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth below.

     The Offer is not being made to, nor will deposits of ZORIN Shares be accepted from or on behalf of, any holders of ZORIN Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from any such jurisdiction and is not in, or delivering this Notice of Guaranteed Delivery from, any such jurisdiction.

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     This form is not to be used to guarantee signatures on the Letter of Acceptance and Transmittal. If a signature on a Letter of Acceptance and Transmittal is required to be guaranteed by an Eligible Institution, such signature guarantee must appear in the applicable space provided in the Letter of Acceptance and Transmittal.

TO:	HAWKER RESOURCES INC. (“HAWKER”)

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, AS DEPOSITARY

By Hand, by Courier or by Registered Mail:
By Mail:	Toronto
P.O. Box 7021	100 University Avenue
31 Adelaide Street E	9th Floor
Toronto, Ontario	Toronto, Ontario
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

By Facsimile Transmission

(416) 981-9663

     DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN TO THE DEPOSITARY AT ITS OFFICE IN TORONTO AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

     The undersigned Shareholder hereby deposits with Hawker, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the ZORIN Shares described below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance” and Instruction 2 of the related Letter of Acceptance and Transmittal.

     (This table is to be completed by holders of ZORIN Shares wishing to tender their ZORIN Shares to the Offer)

DESCRIPTION OF ZORIN SHARES DEPOSITED
(if insufficient space, attach a list in the same form)

Name of Shareholder (please print)	Certificate No. (if available)	Number of ZORIN Shares

TOTAL ZORIN SHARES

Telephone Number (including area code) during business hours:
( )

Dated: , 2004.
Signature:

NOTE: DO NOT SEND CERTIFICATES REPRESENTING ZORIN SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES REPRESENTING ZORIN SHARES SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

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SHAREHOLDER ELECTION

     Under the Offer, the undersigned hereby elects to receive for each ZORIN Share deposited, (please check one):

CASH ALTERNATIVE: $0.40 cash, subject to the Maximum Cash Consideration and to proration in accordance with the provisions set forth in Section 1 of the Offer, “The Offer”

OR

SHARE ALTERNATIVE: that fraction of one Hawker Share for each ZORIN Share as is equal to the Exchange Ratio, subject to the Maximum Share Consideration and to proration in accordance with the provisions set forth in Section 1 of the Offer, “The Offer”

     A Shareholder who does not properly indicate an election for the Cash Alternative or the Share Alternative will be deemed to have elected the Share Alternative in respect of 80% of the ZORIN Shares deposited under the Offer by such Shareholder and the Cash Alternative in respect of the remaining 20% of the ZORIN Shares deposited under the Offer by such Shareholder, subject to proration in accordance with the Offer.

     Where, under the terms of the Offer, the consideration payable to any particular Shareholder in exchange for ZORIN Shares is a combination of cash and Hawker Shares, a fraction of each ZORIN Share held by that Shareholder will be exchanged exclusively for cash and the remainder of each such ZORIN Share will be exchanged exclusively for a fraction of a Hawker Share. In that circumstance, the fraction of each ZORIN Share disposed of exclusively for a fraction of a Hawker Share will be equal to the fraction obtained by dividing the total fair market value of all of the Hawker Shares received by the Shareholder by the sum of the fair market value of such Hawker Shares and the total of the amount of cash received by the Shareholder. The balance of each such ZORIN Share will be disposed of for cash. See “Certain Canadian Federal Income Tax Considerations” in the Circular dated February 10, 2004 accompanying this Notice of Guaranteed Delivery.

GUARANTEE

     The undersigned, an Eligible Institution, hereby guarantees delivery to the Depositary (at its office in Toronto listed above) of the certificate(s) representing ZORIN Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all other documents required by the Letter of Acceptance and Transmittal, all at or prior to 4:30 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Time.

Name of Firm:

Address of Firm:	Authorized Signature

Name:

Title:

Telephone Number:	Dated:

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Inquiries

Office of the Depositary,
COMPUTERSHARE TRUST COMPANY OF CANADA

Toll Free
(Canada and United States)
1-800-564-6253

E-mail:
caregistryinfo@computershare.com

Office of the Soliciting Dealer

Calgary, Alberta
T2P 5C5

Tel: (403) 261-4850
Fax: (403) 261-7570

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1*:	Pre-Acquisition Agreement between the Registrant and Zorin Exploration Ltd. dated January 18, 2004.

Exhibit 2*:	Form of Pre-Tender Agreement between the Registrant and certain selling shareholders.

Exhibit 3:	The annual information form for the Registrant dated May 20, 2003 (the “AIF”).

Exhibit 4:	The comparative financial statements, together with the accompanying report of the auditors, for the Registrant, for the fiscal year ended December 31, 2002, addressed to the shareholders of SYNSORB Biotech, Inc. (now Hawker Resources, Inc.).

Exhibit 5:	Management’s discussion and analysis of financial condition and results of operations for the Registrant for the fiscal year ended December 31, 2002.

Exhibit 6:	The comparative unaudited interim consolidated financial statements for the Registrant for the three and nine month periods ended September 30, 2003.

Exhibit 7:	Management’s discussion and analysis of financial condition and results of operations for the Registrant for the three and nine month periods ended September 30, 2003.

Exhibit 8:	The management proxy circular dated March 7, 2003 for the Registrant, except the sections entitled “Composition of Compensation Committee”, “Report on Executive Compensation”, “Performance Graph” and “Corporate Governance Practices”.

Exhibit 9:	The material change report dated March 17, 2003 for the Registrant relating to the proposed conversion of the Registrant from a pharmaceutical research company into an oil and natural gas enterprise.

Exhibit 10:	The material change report dated April 14, 2003 for the Registrant relating to: the approval by the shareholders of the Registrant of the conversion of the Registrant from a pharmaceutical research company into an oil and natural gas enterprise, a financing in connection with such conversion, the change of the name of the Registrant to Hawker Resources, Inc. and a new board of directors; the acquisition by the Registrant of 1022971 Alberta Ltd. (“1022971”) and an option to acquire certain assets of Southward Energy Ltd. (“Southward”) and the completion of a $3.6 million equity financing.

Exhibit 11:	The material change report dated May 23, 2003 for the Registrant relating to the completion of an arrangement involving 1022971 and Southward.

Exhibit 12:	The material change report dated June 20, 2003 for the Registrant relating to the completion of a $15,225,000 equity financing.

Exhibit 13:	The material change report dated December 5, 2003 for the Registrant relating to the completion of a $45 million equity financing.

Exhibit 14:	The material change report dated December 10, 2003 for the Registrant relating to the definitive Agreement to acquire all of the shares of Pointwest and the Prospectus Offering.

Exhibit 15:	Those portions of the final short form prospectus (the “Prospectus”) for the Registrant dated December 19, 2003 relating to the offering of $45,360,000 of Hawker Shares (the “Prospectus Offering”) contained under the headings “Recent Developments – Proposed Acquisition of Pointwest Energy Inc.” and “Information Concerning the Pointwest Properties” as well as the consolidated financial statements of Pointwest Energy Inc. and the auditor’s report relating thereto, at page F-12 to F-22 inclusive, of the Prospectus and the statements of revenues and operating expenses relating to the Southward Properties and the auditors’ report relating thereto, at pages F-23 to F-25, inclusive, of the Prospectus.

Exhibit 16:	The material change report dated effective January 18, 2004 for the Registrant relating to the Offer.

Exhibit 17:	The comparative unaudited interim consolidated financial statements for Zorin Exploration Ltd. as at and for the three and nine month periods ended September 30, 2003.

Exhibit 18:	The comparative consolidated financial statements for Zorin Exploration Ltd. together with the accompanying report of the auditors, as at and for the fiscal year ended December 31, 2002.

*	Incorporated by reference as filed with the Securities and Exchange Commission on January 30, 2004